FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.
Exact Name of Registrant as Specified in Charter

0000802106
Registrant CIK Number

Form 8-K, March 17, 2005, Home Equity Mortgage Pass Through Certificates, Series 2005-2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-120966
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: 
Name: KEVIN STEELE
Title: VICE PRESIDENT

Dated: March 17, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

DERIVED INFORMATION [03/15/2005]

HEMT Series 2005-2
[$480,000,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. The Information contained herein is preliminary and subject to change.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment or contain all material information about the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication for definitive Information on any matter discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373 or from the Securities and Exchange Commission's website.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither Credit Suisse First Boston LLC nor the Depositor have verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

HEMT 2005-2

Top 10 Originators	Number of Initial Mortgage Loans	Aggregate Principle Balance Outstanding	Percent of Initial Mortgage Loans
CSFB U/W Guidelines	3,267	$ 169,243,582.75	36.16
Indy Mac Bank, FSB	2,619	$ 132,598,882.33	28.33
Fremont Investment & Loan	1,126	$ 51,856,291.46	11.08
Own-It Mortgage Solutions	320	$ 18,739,527.73	4.00
Finance America, LLC	293	$ 16,947,650.65	3.62
CIT Consumer Finance	172	$ 9,239,513.42	1.97
REALTY MORTGAGE CORP	184	$ 8,070,610.01	1.72
Provident Savings Bank, FSB	104	$ 6,935,012.82	1.48
Sierra Pacific Mortgage Company, Inc.	116	$ 6,155,499.85	1.32
Ameriquest Mortgage Company	115	$ 4,961,661.37	1.06
Other	1,067	$ 43,286,103.33	9.25
Total:	**9,383**	**$ 468,034,335.72**	**100.00**

DERIVED INFORMATION [03/16/2005]

HEMT Series 2005-2
[$480,000,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. The Information contained herein is preliminary and subject to change.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment or contain all material information about the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication for definitive Information on any matter discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373 or from the Securities and Exchange Commission's website.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither Credit Suisse First Boston LLC nor the Depositor

Declaration Strat
HEMT 2005-2

1. Aggregate

Aggregate	# Of Loans	Balance	Avg Balance	% of Grp Balance	WAC	WARM	FICO	LTV	CBLTV	DTI	% of Full Doc	% of Primary	% of SFR	% Cashout
0.01 - 50,000.00	5691	169,705,833.26	29,820.04	36.26	10.57	327	662	17.13	95.87	38.37	16.69	32.07	94.45	7.62
50,000.01 - 75,000.00	2134	132,007,194.80	61,859.04	28.2	10.23	339	673	18.65	96.47	40.35	9.28	26.69	88.92	4.89
75,000.01 - 100,000.00	879	76,595,594.80	87,139.47	16.37	9.93	336	678	19.12	96.33	39.65	5.07	15.67	88.75	2.92
100,000.01 >=	679	89,725,712.86	132,143.91	19.17	9.67	323	691	20.69	93.25	39.69	4.98	18.28	87.82	4.86
Total:	**9383**	**468,034,335.72**	**49,881.10**	**100**	**10.2**	**331**	**673**	**18.56**	**95.61**	**39.39**	**36.03**	**92.72**	**90.69**	**20.28**

2. FICO

FICO	# Of Loans	Balance	Avg Balance	% of Grp Balance	WAC	WARM	FICO	LTV	CBLTV	DTI	% of Full Doc	% of Primary	% of SFR	% Cashout
<= 0	2	60,131.21	30,065.61	0.01	10.81	253	0	17.29	94.45	37.53	0.01	0.01	44.62	0.01
1 - 600	964	35,488,777.70	36,814.08	7.58	11.27	317	560	18.63	95.66	40.82	6.03	7.45	98.23	2.49
601 - 619	567	24,362,171.71	42,966.79	5.21	10.91	334	610	18.91	96.2	39.96	4.69	5.16	97.63	1.73
620 - 639	1142	52,633,871.01	46,089.20	11.25	10.84	336	630	18.24	95.56	40.71	6.41	11.07	96.55	3.46
640 - 659	1521	74,602,792.44	49,048.52	15.94	10.34	338	649	18.34	95.93	39.63	7.53	15.51	94.54	4.25
660 >=	5187	280,886,591.65	54,152.03	60.01	9.84	330	708	18.65	95.48	38.8	11.37	53.52	87.02	8.34
Total:	**9383**	**468,034,335.72**	**49,881.10**	**100**	**10.2**	**331**	**673**	**18.56**	**95.61**	**39.39**	**36.03**	**92.72**	**90.69**	**20.28**

3. CBLTV

CBLTV	# Of Loans	Balance	Avg Balance	% of Grp Balance	WAC	WARM	FICO	LTV	CBLTV	DTI	% of Full Doc	% of Primary	% of SFR	% Cashout
<= 80.00	324	23,333,849.09	72,018.05	4.99	8.88	302	669	16.99	68.82	37.84	1.77	4.49	93.14	4.11
80.01 - 85.00	236	11,321,820.44	47,973.82	2.42	9.73	323	671	16.38	83.96	37.96	0.55	2.1	91.23	1.39
85.01 - 90.00	1573	67,355,955.74	42,820.06	14.39	9.75	326	684	14.14	89.54	37.33	3.02	10.62	78.42	4.81
90.01 - 95.00	1734	75,388,009.38	43,476.36	16.11	10.22	326	679	16.3	94.61	38.28	5.41	13.53	86.95	4.05
95.01 - 100.00	5516	290,634,701.07	52,689.39	62.1	10.42	336	670	20.39	99.88	40.24	25.27	61.97	94.28	5.93
Total:	**9383**	**468,034,335.72**	**49,881.10**	**100**	**10.2**	**331**	**673**	**18.56**	**95.61**	**39.39**	**36.03**	**92.72**	**90.69**	**20.28**

4. Cash Out

Cash Out	# Of Loans	Balance	Avg Balance	% of Grp Balance	WAC	WARM	FICO	LTV	CBLTV	DTI	% of Full Doc	% of Primary	% of SFR	% Cashout
CO	1882	94,920,408.96	50,435.92	100	10.04	319	652	18.05	88.55	39.36	49.13	97.39	94.49	100
Total:	**1882**	**94,920,408.96**	**50,435.92**	**100**	**10.04**	**319**	**652**	**18.05**	**88.55**	**39.36**	**49.13**	**97.39**	**94.49**	**100**

5. 2-4 Family

2-4 Family	# Of Loans	Balance	Avg Balance	% of Grp Balance	WAC	WARM	FICO	LTV	CBLTV	DTI	% of Full Doc	% of Primary	% of SFR	% Cashout
2F	406	23,730,724.98	58,450.06	54.45	10.19	337	700	17.27	95.28	40.43	10.86	48.34	0	6.59
2-4F	16	855,561.87	53,472.62	1.96	10.31	327	655	20.11	98.76	37.58	1.41	1.81	0	0.4
3F	165	10,395,998.36	63,006.05	23.85	10.28	329	708	17.03	92.86	37.69	4.49	18.3	0	2.57
4F	149	8,604,081.96	57,745.52	19.74	10.38	342	714	16.55	91.18	36.78	2.98	11.28	0	2.44
Total:	**736**	**43,586,367.17**	**59,220.61**	**100**	**10.25**	**336**	**703**	**17.13**	**93.96**	**38.97**	**19.73**	**79.73**	**0**	**12**

6. Investment & 2nd Home

Investment & 2nd Home	# Of Loans	Balance	Avg Balance	% of Grp Balance	WAC	WARM	FICO	LTV	CBLTV	DTI	% of Full Doc	% of Primary	% of SFR	% Cashout
I	908	27,868,510.91	30,692.19	81.79	11.28	327	711	15.31	90.68	35.08	20.95	0	68.31	4.89
S	157	6,203,773.15	39,514.48	18.21	10.3	333	716	15.69	87.98	38.47	2.34	0	100	2.37
Total:	**1065**	**34,072,284.06**	**31,992.75**	**100**	**11.1**	**328**	**711**	**15.38**	**90.19**	**35.61**	**23.3**	**0**	**74.08**	**7.26**

7. Docs

Docs	# Of Loans	Balance	Avg Balance	% of Grp Balance	WAC	WARM	FICO	LTV	CBLTV	DTI	% of Full Doc	% of Primary	% of SFR	% Cashout
RE	4566	251,703,424.19	55,125.59	87.2	10.13	334	689	18.31	95.67	38.95	0	79.67	89.06	13.09
SS	656	36,936,767.05	56,306.05	12.8	10.33	319	690	18.96	93.38	38.62	0	11.6	82.99	3.07
Total:	**5222**	**288,640,191.24**	**55,273.88**	**100**	**10.15**	**332**	**690**	**18.39**	**95.38**	**38.91**	**0**	**91.27**	**88.28**	**16.16**

DERIVED INFORMATION [03/15/2005]

HEMT Series 2005-2
[$480,000,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. The Information contained herein is preliminary and subject to change.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment or contain all material information about the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication for definitive Information on any matter discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373 or from the Securities and Exchange Commission's website.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither Credit Suisse First Boston LLC nor the Depositor have verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

FICO <= 600, SEASON STRAT

Season	Cnt	%	Total	FICO	FULL	FICO NA	FICO 401 - 425	FICO 426 - 450	FICO 451 - 475	FICO 476 - 500	FICO 501 - 525	FICO 526 - 550	FICO 551 - 575	FICO 576 - 600
1 - 5	263	29.63	10,534,412.20	590	28.57	33,300.00	-	-	-	-	-	-	266,079.10	10,235,033.10
6 - 10	332	37.18	13,217,319.44	555	30.99	-	-	17,966.68	411,026.05	1,092,013.36	1,650,018.40	2,000,946.02	2,311,609.47	5,733,739.46
11 - 15	87	10.42	3,705,421.53	542	7.19	-	-	10,683.09	294,894.79	326,779.95	622,478.96	874,743.97	542,915.92	1,032,924.85
16 - 20	21	2.66	944,724.95	549	1.56	-	-	-	-	143,676.90	58,922.88	436,093.44	-	306,031.73
21 - 25	6	0.61	217,759.76	511	0.36	-	-	-	48,750.16	-	137,302.55	-	31,707.05	-
26 - 30	1	0.1	34,000.00	537	0.1	-	-	-	-	-	-	34,000.00	-	-
31 - 35	2	0.05	17,411.74	482	0.05	-	-	-	10,971.04	-	6,440.70	-	-	-
36 - 40	1	0.09	33,500.00	505	0.09	-	-	-	-	-	33,500.00	-	-	-
41 - 45	117	8.86	3,148,431.54	536	3.74	-	-	17,955.56	173,989.01	464,892.28	571,726.13	770,156.35	382,852.54	766,859.67
46 - 50	120	9.03	3,211,080.14	535	5.78	-	11,385.83	158,916.40	257,520.15	250,744.15	517,773.65	836,199.40	381,296.47	797,244.09
51 - 55	10	0.93	329,720.63	537	0.61	-	-	-	42,547.65	48,343.15	-	102,318.14	54,146.92	82,364.77
56 - 60	4	0.3	108,025.08	530	0.24	26,831.21	-	-	-	-	45,598.35	24,461.07	-	11,134.45
66 - 70	1	0.05	18,405.25	507	0.05	-	-	-	-	-	18,405.25	-	-	-
76 - 80	1	0.08	28,696.65	501	0.08	-	-	-	-	-	28,696.65	-	-	-
Total:	**966**	**100**	**35,548,908.91**	**560**	**79.4**	**60,131.21**	**11,385.83**	**205,521.73**	**1,239,698.85**	**2,326,449.79**	**3,690,863.52**	**5,078,918.39**	**3,970,607.47**	**18,965,332.12**

DERIVED INFORMATION [03/15/2005]

HEMT Series 2005-2
[$480,000,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. The Information contained herein is preliminary and subject to change.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment or contain all material information about the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication for definitive Information on any matter discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373 or from the Securities and Exchange Commission's website.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither Credit Suisse First Boston LLC nor the Depositor have verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Deal Info	
Deal Name	HEMT 2005-2
Bloomberg Ticker:	HEMT 2005-2
Asset Class:	Second Lien
Issuer:	CSFB
Trustee:	JPMorgan Chase
Lead Manager(s)	CSFB
Month:	
To Roll	
Remaining Term	
Remaining IO Term	
Filed Bankruptcy %	

Cells in red font are calculations and should be left alone

Master Servicer:
Backup Servicer:

Primary Servicer (s):	%	Name
1	72.3	Wilshire
2	27.7	IndyMac

Originator (s):	%	Name
1	36.16	CSFB U/W Guidelines
2	28.33	Indy Mac Bank, FSB
3	11.08	Fremont Investment & Loai
4	4.00	Own-It Mortgage Solutions
5	3.62	Finance America, LLC

FICO BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
FICO	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
NA	2	60,131	0.01%	30,066	10.81		94.45	37.53	0.01	0.01	0.01	0.01	-
=<500	121	3,783,056	0.81%	31,265	11.67	480	97.07	40.08	0.80	0.72	0.21	0.57	-
>500 =<520	78	2,378,671	0.51%	30,496	11.87	511	96.43	40.85	0.48	0.48	0.18	0.40	-
>520 =<540	106	4,543,014	0.97%	42,859	11.00	530	93.47	40.95	0.96	0.88	0.40	0.57	-
>540 =<560	101	3,601,144	0.77%	35,655	11.33	551	93.92	41.38	0.74	0.72	0.24	0.56	-
>560 =<580	115	4,355,926	0.93%	37,878	10.86	574	92.56	39.58	0.91	0.87	0.40	0.72	-
>580 =<600	443	16,826,966	3.60%	37,984	11.26	592	97.00	41.14	3.56	3.34	1.11	3.20	-
>600 =<620	630	26,939,486	5.76%	42,761	10.90	611	96.19	40.04	5.70	5.24	1.87	5.03	-
>620 =<640	1,177	54,587,846	11.66%	46,379	10.80	631	95.66	40.66	11.50	10.47	3.63	6.60	0.05
>640 =<660	1,508	74,439,280	15.90%	49,363	10.33	651	95.82	39.57	15.45	13.46	4.17	7.19	0.15
>660 =<680	1,340	69,852,258	14.92%	52,129	10.35	670	95.70	39.73	14.09	12.25	2.81	3.43	0.46
>680 =<700	1,191	67,057,702	14.33%	56,304	9.93	690	95.78	38.91	13.12	11.59	2.19	2.51	0.92
>700 =<750	1,826	99,110,338	21.18%	54,277	9.65	723	95.77	38.59	18.26	15.95	2.31	3.49	1.91
>750	745	40,498,516	8.65%	54,360	9.27	771	93.91	37.35	7.14	6.40	0.84	1.74	0.86
TOTAL	9,383	468,034,336	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	82.37	20.36	36.03	4.36

FICO Mean: 673 Median: 666 Standard Deviation: 59

LTV BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
LTV	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
=<50	32	2,511,347	0.54%	78,480	9.20	669	37.39	39.03	0.49	0.51	0.45	0.27	-
>50 =<55	9	642,523	0.14%	71,391	7.95	693	51.76	36.15	0.14	0.11	0.13	0.06	-
>55 =<60	21	1,786,280	0.38%	85,061	8.71	680	57.03	35.78	0.33	0.33	0.33	0.16	-
>60 =<65	20	1,225,979	0.26%	61,299	8.65	695	62.46	40.82	0.23	0.20	0.23	0.14	-
>65 =<70	33	2,249,361	0.48%	68,162	8.75	669	67.60	37.05	0.43	0.40	0.48	0.18	-
>70 =<75	59	4,138,109	0.88%	70,137	9.22	663	72.69	37.56	0.85	0.80	0.81	0.30	-
>75 =<80	150	10,780,249	2.30%	71,868	8.81	666	78.61	37.89	2.03	2.01	1.72	0.66	0.02
>80 =<85	236	11,321,820	2.42%	47,974	9.73	671	83.96	37.96	2.10	2.09	1.39	0.55	0.03
>85 =<90	1,573	67,355,956	14.39%	42,820	9.75	684	89.54	37.33	10.62	10.44	4.81	3.02	0.40
>90 =<95	1,734	75,388,009	16.11%	43,476	10.22	679	94.61	38.28	13.53	12.42	4.05	5.41	0.50
>95 <100	694	34,825,743	7.44%	50,181	10.42	675	99.00	38.49	7.40	6.47	1.40	2.92	0.64
=100	4,822	255,808,958	54.66%	53,050	10.42	669	100.00	40.47	54.58	46.59	4.56	22.35	2.77
>100			0.00%										
TOTAL	9,383	468,034,336	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	82.37	20.36	36.03	4.36

LTV Mean: 95.61 Median: 100 Standard Deviation: 7.19

DTI BUCKET

DTI	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
=<20	955	48,137,716	10.29%	50,405.99	10.27	694	92.88	14.72	8.87	8.30	2.01	0.88	0.82
>20 =<25	338	13,582,511	2.90%	40,184.94	10.06	680	94.06	22.79	2.42	2.36	0.55	1.01	0.05
>25 =<30	694	31,290,742	6.69%	45,087.52	10.00	680	93.82	27.97	6.07	5.62	1.61	2.54	0.21
>30 =<35	1,095	49,718,005	10.62%	45,404.57	10.03	676	95.33	32.82	9.67	8.66	2.23	4.12	0.63
>35 =<40	1,835	90,745,344	19.39%	49,452.50	10.15	675	95.22	37.76	17.89	15.91	3.95	6.51	0.98
>40 =<45	2,590	139,712,100	29.85%	53,942.90	10.21	673	96.78	42.73	28.17	24.43	5.71	10.51	1.62
>45 =<50	1,712	87,328,531	18.66%	51,009.66	10.36	659	96.63	47.76	18.09	15.70	3.82	9.25	0.06
>50 =<55	159	7,366,113	1.57%	46,327.76	10.34	640	96.44	51.87	1.51	1.35	0.45	1.18	-
>55 =<60	3	76,897	0.02%	25,632.38	11.65	622	91.92	56.87	0.01	0.01	0.01	0.02	-
>60	2	76,376	0.02%	38,188.12	10.69	724	91.64	65.85	0.02	0.02	0.02	-	-
TOTAL	9,383	468,034,336	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	82.37	20.36	36.03	4.36

DTI Mean: 39.39 Median: 39.52 Standard Deviation: 12.96

PURPOSE BUCKET

Purpose	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Purchase	7,197	361,249,500	77.18%	50,194.46	10.26	679	97.57	39.45	70.56	61.95		24.95	4.20
Refi (Cash out)	1,882	94,920,409	20.28%	50,435.92	10.04	652	88.55	39.36	19.75	18.12	20.28	9.96	0.11
Refi (no Cash)			0.00%										
Refi (Rate Term)	291	11,496,617	2.46%	39,507.28	9.58	679	92.73	37.61	2.34	2.22		1.06	0.05
Consolidation	9	299,274	0.06%	33,252.66	12.40	561	85.47	45.19	0.06	0.06		0.04	-
Other	4	68,535	0.01%	17,133.82	11.94	700	78.00	28.77	0.01	0.01		0.01	-
TOTAL	9,383	468,034,336	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	82.37	20.36	36.03	4.36

OCCUPANCY BUCKET

Occ Type	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Primary (OOC)	8,318	433,962,052	92.72%	52,171.44	10.13	671	96.04	39.66		77.60	19.82	34.33	4.36
Investment	908	27,868,511	5.95%	30,692.19	11.28	711	90.68	35.08	-	3.72	0.36	1.53	-
2nd / Vacation	157	6,203,773	1.33%	39,514.48	10.30	716	87.98	38.47	-	1.06	0.17	0.17	-
Rental			0.00%										
Other			0.00%										
TOTAL	9,383	468,034,336	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	82.37	20.36	36.03	4.36

DOCUMENTATION BUCKET

Doc Type	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Full	3921	168,610,471.16	36.03%	43,001.91	10.21	644	96.27	40.14	34.33	31.17	10.01		0.57
Alternative			0.00%										
Limited	4566	251,703,424.19	53.78%	55,125.59	10.13	689	95.67	38.95	49.14	43.22	8.10		2.95
Stated	656	36,936,767.05	7.89%	56,306.05	10.33	690	93.38	38.62	7.15	6.04	1.89		0.84
No Ratio			0.00%										
NINA			0.00%										
No Doc	240	10,783,673.32	2.30%	44,931.97	11.19	701	91.59	35.26	2.10	1.93	0.35		-
Other			0.00%										
TOTAL	9,383	468,034,336	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	82.37	20.36	36.03	4.36

PROPERTY BUCKET

Property Type	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Single Family	6,137	302,187,057	64.57%	49,240.19	10.17	668	95.71	39.73	61.49		15.38	25.42	2.72
PUD	1,644	83,322,967	17.80%	50,683.07	10.24	678	95.69	38.33	16.11		2.82	5.75	0.70
2-4 Unit	736	43,586,367	9.31%	59,220.61	10.25	703	93.96	38.97	7.43	-	1.12	1.84	0.11
Townhouse			0.00%										
Condo	849	38,313,830	8.19%	45,128.19	10.26	677	96.62	39.45	7.58	-	1.01	2.93	0.82
MH	9	195,884	0.04%	21,764.90	12.15	608	93.18	38.32	0.04	-	0.02	0.03	-
Other	8	428,231	0.09%	53,528.84	10.18	747	89.09	33.03	0.09	-	0.01	0.05	-
TOTAL	9,383	468,034,336	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	82.37	20.36	36.03	4.36

PRINCIPAL BUCKET

UPB	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
=<10	235	1,796,723	0.38%	7,645.63	11.65	644	92.49	36.66	0.23	0.30	0.09	0.28	-
>10 =<20	1,026	16,167,231	3.45%	15,757.54	11.07	664	93.48	36.58	2.27	2.91	0.78	1.72	-
>20 =<30	1,660	42,388,833	9.06%	25,535.44	10.70	656	96.00	37.83	7.81	7.54	2.00	4.77	-
>30 =<40	1,566	54,910,041	11.73%	35,063.88	10.48	663	96.34	38.51	10.75	10.10	2.42	5.42	0.05
>40 =<50	1,204	54,443,005	11.63%	45,218.44	10.38	667	96.10	39.25	11.00	9.78	2.38	4.52	0.04
>50 =<60	1,002	55,293,713	11.81%	55,183.35	10.32	671	96.69	39.93	11.16	9.60	1.85	4.23	0.26
>60 =<70	764	49,830,011	10.65%	65,222.53	10.19	674	96.54	40.56	10.07	8.63	1.95	3.37	0.31
>70 =<80	602	45,092,208	9.63%	74,904.00	10.14	673	96.37	40.39	9.10	7.57	1.68	3.20	0.36
>80 =<90	339	29,007,628	6.20%	85,568.23	10.00	678	97.09	39.86	5.92	4.88	1.00	1.90	0.44
>90 =<100	306	29,379,230	6.28%	96,010.56	9.71	683	95.12	39.35	6.11	5.29	1.33	1.65	0.41
>100 =<150	556	66,460,927	14.20%	119,534.04	9.65	689	95.09	40.47	13.70	11.66	3.02	3.64	1.95
>150 =<200	108	19,241,710	4.11%	178,163.98	9.72	699	89.81	36.60	3.77	3.26	1.33	1.02	0.49
>200 =<300	10	2,257,823	0.48%	225,782.30	9.94	689	88.83	41.55	0.44	0.48	0.30	0.16	0.05
>300 <400	5	1,765,253	0.38%	353,050.59	9.40	680	67.26	40.09	0.38	0.38	0.24	0.16	-
=>400			0.00%										
TOTAL	9,383	468,034,336	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	82.37	20.36	36.03	4.36

* In $1,000

Min 1,178 Max 394,798

State Concentration Bucket *

State*	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
CA	2,521	182,743,504	39.04%	72,488.50	9.78	681	95.25	39.89	37.05	31.73	7.75	11.94	4.35
NY	448	29,523,602	6.31%	65,900.90	9.92	687	91.54	39.89	5.85	3.72	1.61	1.26	-
FL	773	29,003,718	6.20%	37,520.98	10.65	665	95.70	38.78	5.50	4.91	1.07	2.73	0.01
NJ	468	23,344,901	4.99%	49,882.27	10.38	682	93.99	38.82	4.54	3.28	1.00	1.22	-
NV	450	22,073,162	4.72%	49,051.47	10.25	696	95.75	37.64	3.89	4.42	0.57	0.80	-
AZ	592	20,227,828	4.32%	34,168.63	10.68	681	96.31	36.53	3.24	4.00	0.57	1.52	-
VA	366	19,682,552	4.21%	53,777.47	10.52	672	96.88	40.13	4.07	3.71	0.49	1.32	-
MD	317	16,859,246	3.60%	53,183.74	10.61	661	97.49	40.93	3.57	3.23	0.48	1.18	-
TX	441	13,371,767	2.86%	30,321.47	10.25	663	97.97	37.68	2.60	2.76	0.06	1.35	-
CO	312	13,224,247	2.83%	42,385.41	10.56	655	96.75	39.67	2.65	2.62	0.90	1.60	-
WA	281	11,591,968	2.48%	41,252.55	10.37	657	96.99	38.80	2.39	2.36	0.75	1.57	-
GA	296	10,554,455	2.26%	35,656.94	10.82	643	98.48	40.59	2.16	2.18	0.32	1.40	-
IL	248	9,690,468	2.07%	39,074.47	10.81	653	97.21	39.44	1.98	1.47	0.58	1.04	-
MA	135	7,524,935	1.61%	55,740.26	10.42	671	95.62	40.23	1.57	0.87	0.42	0.52	-
PA	205	6,813,591	1.46%	33,237.03	10.56	668	93.85	39.40	1.34	1.34	0.42	0.49	-
Other	1,530	51,804,391	11.07%	33,859.08	10.54	654	96.60	39.06	10.33	9.77	3.38	6.10	-
TOTAL	9,383	468,034,336	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	82.37	20.36	36.03	4.36

* Fill in top 15 states only, combine the remaining in the "Other" Bucket.

*Separate California into North and South if possible.

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
California Breakdown	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
CA North	712	49,195,056	27.98%	69,094.18	9.99	674	95.27	39.72	26.70	25.58	7.00	9.95	0.99
CA South	1,726	126,658,280	72.02%	73,382.55	9.72	684	94.99	40.08	67.99	55.45	13.21	20.91	10.58
	2,438	175,853,336	100.00%	72,130.16	9.79	681	95.07	39.98	94.70	81.03	20.20	30.86	11.58

FIXED / FLOATING (ii)

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Fixed	9,383	468,034,336	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	82.37	20.36	36.03	4.36
Balloon			0.00%										
2/28			0.00%										
3/27			0.00%										
5/25			0.00%										
2/28 IO			0.00%										
3/27 IO			0.00%										
5/25 IO			0.00%										
Other			0.00%										
TOTAL	9,383	468,034,336	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	82.37	20.36	36.03	4.36

List all loan types and separate the IO loans i.e. 2/28 and 2/28 IO should have separate rows.

LIEN BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
First	3	56,793	0.01%	18,931.13	7.97	755	15.83	45.79	0.01	0.01	0.01	0.01	-
Second	9,380	467,977,542	99.99%	49,891.00	10.20	673	95.62	39.39	92.71	82.36	20.35	36.01	4.36
Third			0.00%										
Other			0.00%										
TOTAL	9,383	468,034,336	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	82.37	20.36	36.03	4.36

PREPAYMENT BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
None	5,472	258,710,401	55.28%	47,278.95	10.28	677	94.48	38.68	49.93	44.70	11.97	18.32	0.37
6 Months	145	11,820,441	2.53%	81,520.28	9.58	713	95.67	37.27	2.15	1.79	0.30	0.23	1.21
1 Year	563	39,122,820	8.36%	69,489.91	9.63	691	96.27	39.67	7.59	6.86	1.34	2.28	2.75
2 Year	1,624	86,354,103	18.45%	53,173.71	10.23	661	99.20	41.22	18.10	15.57	2.05	8.59	0.01
3 Year	1,441	67,094,864	14.34%	46,561.32	10.24	659	95.05	39.66	14.02	12.52	4.38	6.22	-
5 Year	122	4,023,324	0.86%	32,978.06	11.08	658	93.95	39.93	0.75	0.75	0.28	0.37	-
Other	16	908,384	0.19%	56,774.00	10.22	692	96.81	39.89	0.18	0.18	0.04	0.01	0.02
TOTAL	9,383	468,034,336	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	82.37	20.36	36.03	4.36

INDEX BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Libor - 6 Month			#DIV/0!										
Libor - 1 Year			#DIV/0!										
Treasury - 1 Year			#DIV/0!										
CMT - 1 Year			#DIV/0!										
			#DIV/0!										
			#DIV/0!										
			#DIV/0!										
Other			#DIV/0!										
TOTAL	-	-	#DIV/0!										

List all reset rates

IO ONLY BUCKET

Type	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Avg. Age*
NA			0.00%										
=<500			0.00%										
>500 =<520			0.00%										
>520 =<540			0.00%										
>540 =<560			0.00%										
>560 =<580			0.00%										
>580 =<600			0.00%										
>600 =<620			0.00%										
>620 =<640	3	244,750	1.20%	81,583.33	9.60	638	96.46	44.02	1.20	0.90	-	0.92	
>640 =<660	8	704,482	3.46%	88,060.28	10.06	655	94.67	36.80	3.46	1.50	-	1.50	
>660 =<680	27	2,172,184	10.65%	80,451.26	9.91	672	97.49	38.09	10.65	7.50	-	0.86	
>680 =<700	44	4,306,900	21.12%	97,884.09	8.96	690	97.72	38.98	21.12	17.62	1.91	2.22	
>700 =<750	89	8,924,295	43.77%	100,272.97	8.42	722	98.79	38.87	43.77	34.70	0.52	5.11	
>750	44	4,035,747	19.79%	91,721.52	8.20	769	98.42	36.75	19.79	16.25	-	2.53	
TOTAL	215	20,388,358	100.00%	94,829.57	8.72	716	98.18	38.42	100.00	78.47	2.43	13.14	

* refers to the average age of the borrower

IO PRINCIPAL BUCKET

UPB	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
=<50	13	469,950	2.30%	36,150.00	7.90	704	93.61	36.85	2.30	1.91	-	0.24	2.30
>50 =<75	54	3,399,796	0.73%	62,959.18	8.50	711	97.05	37.40	16.68	11.98	0.52	2.38	16.68
>75 =<100	56	4,883,210	1.04%	87,200.18	8.58	719	98.83	38.91	23.95	18.37	0.93	3.01	23.95
>100 =<500	92	11,635,402	2.49%	126,471.76	8.88	717	98.43	38.65	57.07	46.21	0.98	7.51	57.07
>500 =<600			0.00%										
>600 =<700			0.00%										
=>700			0.00%										
TOTAL	215	20,388,358	6.56%	94,829.57	8.72	716	98.18	38.42	100.00	78.47	2.43	13.14	100.00

* In $1,000

MI coverage based on FICO and LTV buckets		Loan-to-Value (LTV)										
		=<55	>55 =<60	>60 =<65	>65 =<70	>70 =<75	>75 =<80	>80 =<85	>85 =<90	>90 =<95	>95 <100	=>100
FICO	NA	0	0	0	0	0	0	0	0	0	0	0
	=<500	0	0	0	0	0	0	0	0	0	0	0
	>500 =<550	0	0	0	0	0	0	0	0	0	0	0
	>550 =<600	0	0	0	0	0	0	0	0	0	0	0
	>600 =<625	0	0	0	0	0	0	0	0	0	0	0
	>625 =<650	0	0	0	0	0	0	0	0	0	0	0
	>650 =<675	0	0	0	0	0	0	0	0	0	0	0
	>675 =<700	0	0	0	0	0	0	0	0	0	0	0
	>700 =<725	0	0	0	0	0	0	0	0	0	0	0
	>725 =<750	0	0	0	0	0	0	0	0	0	0	0
	>750 <800	0	0	0	0	0	0	0	0	0	0	0
	=>800	0	0	0	0	0	0	0	0	0	0	0

DERIVED INFORMATION [03/15/2005]

HEMT Series 2005-2
[$480,000,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. The Information contained herein is preliminary and subject to change.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment or contain all material information about the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication for definitive Information on any matter discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373 or from the Securities and Exchange Commission's website.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither Credit Suisse First Boston LLC nor the Depositor have verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Deal Info	
Deal Name	HEMT 2005-2
Bloomberg Ticker:	HEMT 2005-2
Asset Class:	Second Lien
Issuer:	CSFB
Trustee:	JPMorgan Chase
Lead Manager(s)	**CSFB**
Month:	
To Roll	
Remaining Term	
Remaining IO Term	
Filed Bankruptcy %	

Cells in red font are calculations and should be left alone

Master Servicer:
Backup Servicer:

Primary Servicer (s):

	%	Name
1	72.3	Wilshire
2	27.7	IndyMac

Originator (s):

	%	Name
1	36.16	CSFB U/W Guidelines
2	28.33	Indy Mac Bank, FSB
3	11.08	Fremont Investment & Loai
4	4.00	Own-It Mortgage Solutions
5	3.62	Finance America, LLC

FICO BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
FICO	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
NA	2	60,131	0.01%	30,066	10.81		94.45	37.53	0.01	0.01	0.01	0.01	-
=<500	121	3,783,056	0.81%	31,265	11.67	480	97.07	40.08	0.80	0.72	0.21	0.57	-
>500 =<520	78	2,378,671	0.51%	30,496	11.87	511	96.43	40.85	0.48	0.48	0.18	0.40	-
>520 =<540	106	4,543,014	0.97%	42,859	11.00	530	93.47	40.95	0.96	0.88	0.40	0.57	-
>540 =<560	101	3,601,144	0.77%	35,655	11.33	551	93.92	41.38	0.74	0.72	0.24	0.56	-
>560 =<580	115	4,355,926	0.93%	37,878	10.86	574	92.56	39.58	0.91	0.87	0.40	0.72	-
>580 =<600	443	16,826,966	3.60%	37,984	11.26	592	97.00	41.14	3.56	3.34	1.11	3.20	-
>600 =<620	630	26,939,486	5.76%	42,761	10.90	611	96.19	40.04	5.70	5.24	1.87	5.03	-
>620 =<640	1,177	54,587,846	11.66%	46,379	10.80	631	95.66	40.66	11.50	10.47	3.63	6.60	0.05
>640 =<660	1,508	74,439,280	15.90%	49,363	10.33	651	95.82	39.57	15.45	13.46	4.17	7.19	0.15
>660 =<680	1,340	69,852,258	14.92%	52,129	10.35	670	95.70	39.73	14.09	12.25	2.81	3.43	0.46
>680 =<700	1,191	67,057,702	14.33%	56,304	9.93	690	95.78	38.91	13.12	11.59	2.19	2.51	0.92
>700 =<750	1,826	99,110,338	21.18%	54,277	9.65	723	95.77	38.59	18.26	15.95	2.31	3.49	1.91
>750	745	40,498,516	8.65%	54,360	9.27	771	93.91	37.35	7.14	6.40	0.84	1.74	0.86
TOTAL	9,383	468,034,336	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	82.37	20.36	36.03	4.36

FICO Mean: 673 Median: 666 Standard Deviation: 59

LTV BUCKET

	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
LTV	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
=<50	32	2,511,347	0.54%	78,480	9.20	669	37.39	39.03	0.49	0.51	0.45	0.27	-
>50 =<55	9	642,523	0.14%	71,391	7.95	693	51.76	36.15	0.14	0.11	0.13	0.06	-
>55 =<60	21	1,786,280	0.38%	85,061	8.71	680	57.03	35.78	0.33	0.33	0.33	0.16	-
>60 =<65	20	1,225,979	0.26%	61,299	8.65	695	62.46	40.82	0.23	0.20	0.23	0.14	-
>65 =<70	33	2,249,361	0.48%	68,162	8.75	669	67.60	37.05	0.43	0.40	0.48	0.18	-
>70 =<75	59	4,138,109	0.88%	70,137	9.22	663	72.69	37.56	0.85	0.80	0.81	0.30	-
>75 =<80	150	10,780,249	2.30%	71,868	8.81	666	78.61	37.89	2.03	2.01	1.72	0.66	0.02
>80 =<85	236	11,321,820	2.42%	47,974	9.73	671	83.96	37.96	2.10	2.09	1.39	0.55	0.03
>85 =<90	1,573	67,355,956	14.39%	42,820	9.75	684	89.54	37.33	10.62	10.44	4.81	3.02	0.40
>90 =<95	1,734	75,388,009	16.11%	43,476	10.22	679	94.61	38.28	13.53	12.42	4.05	5.41	0.50
>95 <100	694	34,825,743	7.44%	50,181	10.42	675	99.00	38.49	7.40	6.47	1.40	2.92	0.64
=100	4,822	255,808,958	54.66%	53,050	10.42	669	100.00	40.47	54.58	46.59	4.56	22.35	2.77
>100			0.00%										
TOTAL	9,383	468,034,336	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	82.37	20.36	36.03	4.36

LTV Mean: 95.61 Median: 100 Standard Deviation: 7.19

DTI BUCKET

DTI	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
=<20	955	48,137,716	10.29%	50,405.99	10.27	694	92.88	14.72	8.87	8.30	2.01	0.88	0.82
>20 =<25	338	13,582,511	2.90%	40,184.94	10.06	680	94.06	22.79	2.42	2.36	0.55	1.01	0.05
>25 =<30	694	31,290,742	6.69%	45,087.52	10.00	680	93.82	27.97	6.07	5.62	1.61	2.54	0.21
>30 =<35	1,095	49,718,005	10.62%	45,404.57	10.03	676	95.33	32.82	9.67	8.66	2.23	4.12	0.63
>35 =<40	1,835	90,745,344	19.39%	49,452.50	10.15	675	95.22	37.76	17.89	15.91	3.95	6.51	0.98
>40 =<45	2,590	139,712,100	29.85%	53,942.90	10.21	673	96.78	42.73	28.17	24.43	5.71	10.51	1.62
>45 =<50	1,712	87,328,531	18.66%	51,009.66	10.36	659	96.63	47.76	18.09	15.70	3.82	9.25	0.06
>50 =<55	159	7,366,113	1.57%	46,327.76	10.34	640	96.44	51.87	1.51	1.35	0.45	1.18	-
>55 =<60	3	76,897	0.02%	25,632.38	11.65	622	91.92	56.87	0.01	0.01	0.01	0.02	-
>60	2	76,376	0.02%	38,188.12	10.69	724	91.64	65.85	0.02	0.02	0.02	-	-
TOTAL	9,383	468,034,336	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	82.37	20.36	36.03	4.36

DTI Mean: 39.39 Median: 39.52 Standard Deviation: 12.96

PURPOSE BUCKET

Purpose	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Purchase	7,197	361,249,500	77.18%	50,194.46	10.26	679	97.57	39.45	70.56	61.95		24.95	4.20
Refi (Cash out)	1,882	94,920,409	20.28%	50,435.92	10.04	652	88.55	39.36	19.75	18.12	20.28	9.96	0.11
Refi (no Cash)			0.00%										
Refi (Rate Term)	291	11,496,617	2.46%	39,507.28	9.58	679	92.73	37.61	2.34	2.22		1.06	0.05
Consolidation	9	299,274	0.06%	33,252.66	12.40	561	85.47	45.19	0.06	0.06		0.04	-
Other	4	68,535	0.01%	17,133.82	11.94	700	78.00	28.77	0.01	0.01		0.01	-
TOTAL	9,383	468,034,336	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	82.37	20.36	36.03	4.36

OCCUPANCY BUCKET

Occ Type	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Primary (OOC)	8,318	433,962,052	92.72%	52,171.44	10.13	671	96.04	39.66		77.60	19.82	34.33	4.36
Investment	908	27,868,511	5.95%	30,692.19	11.28	711	90.68	35.08	-	3.72	0.36	1.53	-
2nd / Vacation	157	6,203,773	1.33%	39,514.48	10.30	716	87.98	38.47	-	1.06	0.17	0.17	-
Rental			0.00%										
Other			0.00%										
TOTAL	9,383	468,034,336	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	82.37	20.36	36.03	4.36

DOCUMENTATION BUCKET

Doc Type	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Full	3921	168,610,471.16	36.03%	43,001.91	10.21	644	96.27	40.14	34.33	31.17	10.01		0.57
Alternative			0.00%										
Limited	4566	251,703,424.19	53.78%	55,125.59	10.13	689	95.67	38.95	49.14	43.22	8.10		2.95
Stated	656	36,936,767.05	7.89%	56,306.05	10.33	690	93.38	38.62	7.15	6.04	1.89		0.84
No Ratio			0.00%										
NINA			0.00%										
No Doc	240	10,783,673.32	2.30%	44,931.97	11.19	701	91.59	35.26	2.10	1.93	0.35		-
Other			0.00%										
TOTAL	9,383	468,034,336	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	82.37	20.36	36.03	4.36

PROPERTY BUCKET													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Property Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Single Family	6,137	302,187,057	64.57%	49,240.19	10.17	668	95.71	39.73	61.49		15.38	25.42	2.72
PUD	1,644	83,322,967	17.80%	50,683.07	10.24	678	95.69	38.33	16.11		2.82	5.75	0.70
2-4 Unit	736	43,586,367	9.31%	59,220.61	10.25	703	93.96	38.97	7.43	-	1.12	1.84	0.11
Townhouse			0.00%										
Condo	849	38,313,830	8.19%	45,128.19	10.26	677	96.62	39.45	7.58	-	1.01	2.93	0.82
MH	9	195,884	0.04%	21,764.90	12.15	608	93.18	38.32	0.04	-	0.02	0.03	-
Other	8	428,231	0.09%	53,528.84	10.18	747	89.09	33.03	0.09	-	0.01	0.05	-
TOTAL	9,383	468,034,336	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	82.37	20.36	36.03	4.36

PRINCIPAL BUCKET													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
UPB	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
=<10	235	1,796,723	0.38%	7,645.63	11.65	644	92.49	36.66	0.23	0.30	0.09	0.28	-
>10 =<20	1,026	16,167,231	3.45%	15,757.54	11.07	664	93.48	36.58	2.27	2.91	0.78	1.72	-
>20 =<30	1,660	42,388,833	9.06%	25,535.44	10.70	656	96.00	37.83	7.81	7.54	2.00	4.77	-
>30 =<40	1,566	54,910,041	11.73%	35,063.88	10.48	663	96.34	38.51	10.75	10.10	2.42	5.42	0.05
>40 =<50	1,204	54,443,005	11.63%	45,218.44	10.38	667	96.10	39.25	11.00	9.78	2.38	4.52	0.04
>50 =<60	1,002	55,293,713	11.81%	55,183.35	10.32	671	96.69	39.93	11.16	9.60	1.85	4.23	0.26
>60 =<70	764	49,830,011	10.65%	65,222.53	10.19	674	96.54	40.56	10.07	8.63	1.95	3.37	0.31
>70 =<80	602	45,092,208	9.63%	74,904.00	10.14	673	96.37	40.39	9.10	7.57	1.68	3.20	0.36
>80 =<90	339	29,007,628	6.20%	85,568.23	10.00	678	97.09	39.86	5.92	4.88	1.00	1.90	0.44
>90 =<100	306	29,379,230	6.28%	96,010.56	9.71	683	95.12	39.35	6.11	5.29	1.33	1.65	0.41
>100 =<150	556	66,460,927	14.20%	119,534.04	9.65	689	95.09	40.47	13.70	11.66	3.02	3.64	1.95
>150 =<200	108	19,241,710	4.11%	178,163.98	9.72	699	89.81	36.60	3.77	3.26	1.33	1.02	0.49
>200 =<300	10	2,257,823	0.48%	225,782.30	9.94	689	88.83	41.55	0.44	0.48	0.30	0.16	0.05
>300 <400	5	1,765,253	0.38%	353,050.59	9.40	680	67.26	40.09	0.38	0.38	0.24	0.16	-
=>400			0.00%										
TOTAL	9,383	468,034,336	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	82.37	20.36	36.03	4.36

* In $1,000

Min 1,178 Max 394,798

State Concentration Bucket *													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
State*	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
CA	2,521	182,743,504	39.04%	72,488.50	9.78	681	95.25	39.89	37.05	31.73	7.75	11.94	4.35
NY	448	29,523,602	6.31%	65,900.90	9.92	687	91.54	39.89	5.85	3.72	1.61	1.26	-
FL	773	29,003,718	6.20%	37,520.98	10.65	665	95.70	38.78	5.50	4.91	1.07	2.73	0.01
NJ	468	23,344,901	4.99%	49,882.27	10.38	682	93.99	38.82	4.54	3.28	1.00	1.22	-
NV	450	22,073,162	4.72%	49,051.47	10.25	696	95.75	37.64	3.89	4.42	0.57	0.80	-
AZ	592	20,227,828	4.32%	34,168.63	10.68	681	96.31	36.53	3.24	4.00	0.57	1.52	-
VA	366	19,682,552	4.21%	53,777.47	10.52	672	96.88	40.13	4.07	3.71	0.49	1.32	-
MD	317	16,859,246	3.60%	53,183.74	10.61	661	97.49	40.93	3.57	3.23	0.48	1.18	-
TX	441	13,371,767	2.86%	30,321.47	10.25	663	97.97	37.68	2.60	2.76	0.06	1.35	-
CO	312	13,224,247	2.83%	42,385.41	10.56	655	96.75	39.67	2.65	2.62	0.90	1.60	-
WA	281	11,591,968	2.48%	41,252.55	10.37	657	96.99	38.80	2.39	2.36	0.75	1.57	-
GA	296	10,554,455	2.26%	35,656.94	10.82	643	98.48	40.59	2.16	2.18	0.32	1.40	-
IL	248	9,690,468	2.07%	39,074.47	10.81	653	97.21	39.44	1.98	1.47	0.58	1.04	-
MA	135	7,524,935	1.61%	55,740.26	10.42	671	95.62	40.23	1.57	0.87	0.42	0.52	-
PA	205	6,813,591	1.46%	33,237.03	10.56	668	93.85	39.40	1.34	1.34	0.42	0.49	-
Other	1,530	51,804,391	11.07%	33,859.08	10.54	654	96.60	39.06	10.33	9.77	3.38	6.10	-
TOTAL	9,383	468,034,336	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	82.37	20.36	36.03	4.36

* Fill in top 15 states only, combine the remaining in the "Other" Bucket.

*Separate California into North and South if possible.

California Breakdown	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
CA North	712	49,195,056	27.98%	69,094.18	9.99	674	95.27	39.72	26.70	25.58	7.00	9.95	0.99
CA South	1,726	126,658,280	72.02%	73,382.55	9.72	684	94.99	40.08	67.99	55.45	13.21	20.91	10.58
	2,438	175,853,336	100.00%	72,130.16	9.79	681	95.07	39.98	94.70	81.03	20.20	30.86	11.58

FIXED / FLOATING (ii)

Type	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Fixed	9,383	468,034,336	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	82.37	20.36	36.03	4.36
Balloon			0.00%										
2/28			0.00%										
3/27			0.00%										
5/25			0.00%										
2/28 IO			0.00%										
3/27 IO			0.00%										
5/25 IO			0.00%										
Other			0.00%										
TOTAL	9,383	468,034,336	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	82.37	20.36	36.03	4.36

List all loan types and separate the IO loans i.e. 2/28 and 2/28 IO should have separate rows.

LIEN BUCKET

Type	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
First	3	56,793	0.01%	18,931.13	7.97	755	15.83	45.79	0.01	0.01	0.01	0.01	-
Second	9,380	467,977,542	99.99%	49,891.00	10.20	673	95.62	39.39	92.71	82.36	20.35	36.01	4.36
Third			0.00%										
Other			0.00%										
TOTAL	9,383	468,034,336	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	82.37	20.36	36.03	4.36

PREPAYMENT BUCKET

Type	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
None	5,472	258,710,401	55.28%	47,278.95	10.28	677	94.48	38.68	49.93	44.70	11.97	18.32	0.37
6 Months	145	11,820,441	2.53%	81,520.28	9.58	713	95.67	37.27	2.15	1.79	0.30	0.23	1.21
1 Year	563	39,122,820	8.36%	69,489.91	9.63	691	96.27	39.67	7.59	6.86	1.34	2.28	2.75
2 Year	1,624	86,354,103	18.45%	53,173.71	10.23	661	99.20	41.22	18.10	15.57	2.05	8.59	0.01
3 Year	1,441	67,094,864	14.34%	46,561.32	10.24	659	95.05	39.66	14.02	12.52	4.38	6.22	-
5 Year	122	4,023,324	0.86%	32,978.06	11.08	658	93.95	39.93	0.75	0.75	0.28	0.37	-
Other	16	908,384	0.19%	56,774.00	10.22	692	96.81	39.89	0.18	0.18	0.04	0.01	0.02
TOTAL	9,383	468,034,336	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	82.37	20.36	36.03	4.36

INDEX BUCKET

Type	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
Libor - 6 Month			#DIV/0!										
Libor - 1 Year			#DIV/0!										
Treasury - 1 Year			#DIV/0!										
CMT - 1 Year			#DIV/0!										
			#DIV/0!										
			#DIV/0!										
			#DIV/0!										
Other			#DIV/0!										
TOTAL	-	-	#DIV/0!										

List all reset rates

IO ONLY BUCKET													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
Type	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Avg. Age*
NA			0.00%										
=<500			0.00%										
>500 =<520			0.00%										
>520 =<540			0.00%										
>540 =<560			0.00%										
>560 =<580			0.00%										
>580 =<600			0.00%										
>600 =<620			0.00%										
>620 =<640	3	244,750	1.20%	81,583.33	9.60	638	96.46	44.02	1.20	0.90	-	0.92	
>640 =<660	8	704,482	3.46%	88,060.28	10.06	655	94.67	36.80	3.46	1.50	-	1.50	
>660 =<680	27	2,172,184	10.65%	80,451.26	9.91	672	97.49	38.09	10.65	7.50	-	0.86	
>680 =<700	44	4,306,900	21.12%	97,884.09	8.96	690	97.72	38.98	21.12	17.62	1.91	2.22	
>700 =<750	89	8,924,295	43.77%	100,272.97	8.42	722	98.79	38.87	43.77	34.70	0.52	5.11	
>750	44	4,035,747	19.79%	91,721.52	8.20	769	98.42	36.75	19.79	16.25	-	2.53	
TOTAL	215	20,388,358	100.00%	94,829.57	8.72	716	98.18	38.42	100.00	78.47	2.43	13.14	

* refers to the average age of the borrower

IO PRINCIPAL BUCKET													
	Deal Size			WA Loan	Weighted Average Collateral Characteristics								
UPB	# Loans	Balance	%	Balance	WAC	FICO	%LTV	% DTI	Primary	SF/PUD	Refi Cachout	Full Doc	Interest only
=<50	13	469,950	2.30%	36,150.00	7.90	704	93.61	36.85	2.30	1.91	-	0.24	2.30
>50 =<75	54	3,399,796	0.73%	62,959.18	8.50	711	97.05	37.40	16.68	11.98	0.52	2.38	16.68
>75 =<100	56	4,883,210	1.04%	87,200.18	8.58	719	98.83	38.91	23.95	18.37	0.93	3.01	23.95
>100 =<500	92	11,635,402	2.49%	126,471.76	8.88	717	98.43	38.65	57.07	46.21	0.98	7.51	57.07
>500 =<600			0.00%										
>600 =<700			0.00%										
=>700			0.00%										
TOTAL	215	20,388,358	6.56%	94,829.57	8.72	716	98.18	38.42	100.00	78.47	2.43	13.14	100.00

* In $1,000

MI coverage based on FICO and LTV buckets		Loan-to-Value (LTV)										
		=<55	>55 =<60	>60 =<65	>65 =<70	>70 =<75	>75 =<80	>80 =<85	>85 =<90	>90 =<95	>95 <100	=>100
FICO	NA	0	0	0	0	0	0	0	0	0	0	0
	=<500	0	0	0	0	0	0	0	0	0	0	0
	>500 =<550	0	0	0	0	0	0	0	0	0	0	0
	>550 =<600	0	0	0	0	0	0	0	0	0	0	0
	>600 =<625	0	0	0	0	0	0	0	0	0	0	0
	>625 =<650	0	0	0	0	0	0	0	0	0	0	0
	>650 =<675	0	0	0	0	0	0	0	0	0	0	0
	>675 =<700	0	0	0	0	0	0	0	0	0	0	0
	>700 =<725	0	0	0	0	0	0	0	0	0	0	0
	>725 =<750	0	0	0	0	0	0	0	0	0	0	0
	>750 <800	0	0	0	0	0	0	0	0	0	0	0
	=>800	0	0	0	0	0	0	0	0	0	0	0

DERIVED INFORMATION [03/15/2005]

HEMT Series 2005-2
[$480,000,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. The Information contained herein is preliminary and subject to change.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment or contain all material information about the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication for definitive Information on any matter discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373 or from the Securities and Exchange Commission's website.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither Credit Suisse First Boston LLC nor the Depositor have verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Collateral Analysis

FICO Low	FICO High	LTV	Wtd Avg Current Balance	468,034,335.72 (deal as a whole) Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
500	524	> 65%	35,550.21	0.82	11.68	0.00	514	40.80	96.38	36.25	19.65	96.80	72.62	19.86	7.52	0.00
525	549	> 65%	38,632.13	1.14	11.14	0.00	537	40.28	93.57	30.78	16.73	96.34	59.73	27.71	4.57	0.00
550	574	> 65%	36,240.94	0.81	10.96	0.00	562	40.45	95.71	24.71	6.61	98.36	72.16	15.94	5.46	0.00
575	599	> 70%	37,009.52	3.86	11.27	0.00	589	41.05	97.33	7.73	15.13	98.88	89.82	6.87	2.54	0.00
600	624	> 70%	42,993.24	8.37	11.02	0.00	613	40.35	97.30	7.28	15.34	98.94	78.78	18.20	2.23	0.00
625	649	> 70%	47,525.83	17.67	10.60	0.00	638	40.26	96.18	16.84	16.93	97.85	52.69	42.31	4.50	0.45
650	674	> 80%	49,571.87	18.98	10.42	0.00	662	39.68	97.03	23.26	16.73	95.95	32.48	58.89	7.93	2.38
675	699	> 80%	55,179.47	18.35	10.07	0.00	687	39.08	96.91	27.63	21.49	92.48	18.16	69.44	10.08	5.92
700	724	> 80%	52,944.20	12.39	9.74	0.00	711	38.71	96.73	33.12	16.75	86.37	16.85	69.19	10.80	10.19
725	749	> 85%	55,366.39	9.00	9.57	0.00	736	38.54	97.41	32.48	18.73	87.16	15.58	68.30	11.79	8.45
750	774	> 85%	53,639.86	5.69	9.34	0.00	760	38.00	96.73	34.18	19.21	84.40	17.85	71.48	6.63	12.47
775	799	> 85%	52,522.10	2.56	9.57	0.00	785	36.41	95.92	30.46	24.50	81.57	23.38	59.36	8.42	7.99
800	max	> 85%	42,325.23	0.35	9.16	0.00	805	39.33	96.11	30.90	11.79	79.98	24.42	51.45	20.03	2.08

LTV Low	LTV High	DTI	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
60%	64%	> 50%														
65%	69%	> 50%														
70%	74%	> 50%														
75%	79%	> 50%	99,872.33	1.47	10.38	0.00	594	54.98	78.52	0.00	0.00	100.00	100.00	0.00	0.00	0.00
80%	84%	> 50%														
85%	89%	> 50%	41,124.44	4.25	10.29	0.00	630	53.35	87.46	15.64	20.66	92.81	88.11	0.00	11.89	0.00
90%	94%	> 50%	39,761.66	6.45	10.06	0.00	648	53.48	91.20	6.98	15.54	81.56	91.21	0.00	8.79	0.00
95%	99%	> 50%	26,561.93	10.19	10.72	0.00	647	51.20	95.07	24.08	2.80	85.04	76.81	14.40	8.80	0.00
100%	max	> 50%	49,645.09	77.64	10.48	0.00	639	51.76	99.99	7.88	10.97	99.08	70.38	29.62	0.00	0.00

DTI Low	DTI High	FICO	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
20%	24%	< 525	70,814.38	0.05	13.70	0.00	505	21.55	98.29	22.41	60.61	100.00	0.00	77.59	22.41	0.00
25%	29%	< 550	22,133.67	0.07	11.66	0.00	510	27.59	93.08	39.54	23.21	100.00	84.45	15.55	0.00	0.00
30%	34%	< 575	35,233.55	0.21	10.59	0.00	542	32.36	89.93	27.40	17.66	99.11	52.50	42.59	4.90	0.00
35%	39%	< 600	36,225.28	1.06	11.43	0.00	550	37.06	96.32	20.45	13.26	99.33	80.25	17.12	2.63	0.00
40%	44%	< 625	40,693.83	3.36	11.00	0.00	589	42.18	96.74	10.60	16.11	97.78	76.41	17.54	6.05	0.00
45%	49%	< 650	44,553.87	5.79	10.84	0.00	615	47.07	96.37	8.02	15.50	99.01	71.71	26.55	1.61	0.00
50%	54%	< 675	42,316.47	1.16	10.77	0.00	606	51.35	97.24	11.90	13.54	99.25	86.27	12.61	1.12	0.00
55%	max	< 700	42,157.16	0.19	11.23	0.00	614	54.85	94.76	20.52	6.25	91.09	84.00	11.65	4.34	0.00

LIMITED AND STATED DOC

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	47,744.78	0.21	11.86	0.00	515	35.17	92.27	36.40	24.47	88.32	0.00	72.54	27.46	0.00	51.07	0.00	1.79
525	549	41,893.16	0.35	11.06	0.00	536	37.20	91.32	37.88	18.24	95.54	0.00	85.83	14.17	0.00	44.41	3.26	9.81
550	574	34,932.21	0.17	10.99	0.00	563	35.20	90.77	31.85	4.10	97.68	0.00	75.39	24.61	0.00	26.66	15.50	2.53
575	599	44,721.72	0.39	11.29	0.00	588	40.06	90.49	33.86	19.79	95.07	0.00	74.87	25.13	0.00	41.93	0.00	1.70
600	624	48,966.45	1.66	11.27	0.00	619	40.15	95.48	22.05	11.45	98.85	0.00	89.30	10.70	0.00	35.30	9.99	3.44
625	649	49,800.01	7.91	10.84	0.00	639	39.75	94.28	25.47	14.97	96.64	0.00	90.43	9.57	0.16	35.60	8.41	5.06
650	674	52,662.74	12.66	10.55	0.00	663	39.29	95.15	29.50	18.16	95.05	0.00	87.75	12.25	3.06	38.06	9.02	6.27
675	699	59,410.47	14.48	10.09	0.00	687	39.08	95.88	29.78	21.65	93.20	0.00	87.01	12.99	6.21	46.77	6.85	5.26
700	724	55,956.10	9.80	9.75	0.00	711	38.42	95.75	33.30	17.56	86.92	0.00	85.80	14.20	11.22	44.48	6.93	4.84
725	749	59,651.85	7.11	9.62	0.00	736	38.60	96.95	31.84	19.68	86.19	0.00	84.80	15.20	8.89	49.51	5.81	3.96
750	774	59,797.49	4.60	9.43	0.00	760	37.90	94.83	31.71	21.81	82.78	0.00	91.06	8.94	12.66	46.69	9.70	5.24
775	799	60,432.12	1.87	9.26	0.00	786	36.93	93.59	32.27	22.36	83.21	0.00	85.23	14.77	8.71	45.68	9.74	3.84
800	max	56,573.76	0.27	8.91	0.00	804	39.21	95.51	25.10	7.76	83.79	0.00	74.80	25.20	2.62	57.56	4.66	11.46

IO LOANS

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524																0.00	0.00
525	549																0.00	0.00
550	574																0.00	0.00
575	599																0.00	0.55
600	624																0.00	0.00
625	649	88,350.00	0.08	9.88	0.00	641	43.93	95.99	51.99	0.00	100.00	83.66	16.34	0.00	100.00	100.00	0.00	0.00
650	674	77,319.85	0.43	9.97	0.00	665	37.36	96.12	59.22	0.00	100.00	9.82	90.18	0.00	100.00	100.00	0.00	0.00
675	699	96,778.00	1.03	9.10	0.00	688	38.60	97.79	59.66	23.24	100.00	12.97	61.91	25.12	100.00	100.00	0.00	0.00
700	724	102,220.87	1.20	8.71	0.00	711	38.99	98.68	68.68	13.28	100.00	8.42	68.47	23.11	100.00	99.45	0.00	0.55
725	749	96,741.34	0.72	8.01	0.00	737	38.97	99.03	61.17	14.15	100.00	12.61	63.76	23.63	100.00	100.00	0.00	0.00
750	774	95,133.82	0.69	8.41	0.00	763	37.04	98.85	69.31	15.52	100.00	15.77	70.29	13.94	100.00	100.00	0.00	0.00
775	799	91,054.69	0.19	7.36	0.00	786	36.13	97.19	33.64	44.54	100.00	16.18	67.86	15.96	100.00	100.00	0.00	0.00
800	max	32,550.00	0.01	7.50	0.00	802	40.55	95.00	0.00	0.00	100.00	0.00	100.00	0.00	100.00	100.00	0.00	0.00

DERIVED INFORMATION [03/15/2005]

HEMT Series 2005-2
[$480,000,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. The Information contained herein is preliminary and subject to change.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment or contain all material information about the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication for definitive Information on any matter discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373 or from the Securities and Exchange Commission's website.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither Credit Suisse First Boston LLC nor the Depositor have verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

HEMT 2005-2

FICO	Cnt	%	Total	Season
N/A	2	0.01	$60,131.21	27
401 - 425	1	0.00	$11,385.83	46
426 - 450	8	0.04	$205,521.73	41
451 - 475	39	0.26	$1,239,698.85	25
476 - 500	73	0.50	$2,326,449.79	22
501 - 525	105	0.79	$3,690,863.52	23
526 - 550	132	1.09	$5,078,918.39	23
551 - 575	112	0.85	$3,970,607.47	17
576 - 600	494	4.05	$18,965,332.12	9
601 - 625	892	8.25	$38,612,557.99	6
626 - 650	1,686	17.20	$80,500,319.82	6
651 - 675	1,765	19.19	$89,800,085.14	5
676 - 700	1,503	17.94	$83,963,609.76	5
701 - 725	1,067	12.28	$57,455,048.05	5
726 - 750	759	8.90	$41,655,289.84	4
751 - 775	472	5.56	$26,021,029.59	4
776 - 800	237	2.78	$13,000,513.57	5
801 - 825	36	0.32	$1,476,973.05	6
Total:	**9,383**	**100.00**	**$468,034,335.72**	**6**

DERIVED INFORMATION [03/15/2005]

HEMT Series 2005-2
[$480,000,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. The Information contained herein is preliminary and subject to change.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment or contain all material information about the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication for definitive Information on any matter discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373 or from the Securities and Exchange Commission's website.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither Credit Suisse First Boston LLC nor the Depositor have verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

LTV :	Fixed $	Fixed %
Below 70.01	8,415,491	1.80
70.01 to 75	4,138,109	0.88
75.01 to 80	10,780,249	2.30
80.01 to 85	11,321,820	2.42
85.01 to 90	67,355,956	14.39
90.01 to 95	75,388,009	16.11
95.01 to 100	290,634,701	62.10
100.01 plus		

FICO		
below 550	12,573,229	2.69
550 to 574	3,652,276	0.78
575 to 599	17,655,135	3.77
600 to 624	38,196,798	8.16
625 to 649	79,490,134	16.98
650 to 674	88,502,915	18.91
675 to 699	85,797,021	18.33
700 plus	142,166,827	30.38

Property Type:		
Single-Family	302,187,057	64.63
PUD	83,322,967	17.82
Condo.	38,313,830	8.19
2-4 Family Det.	43,586,367	9.32
Manufactured House	163,384	0.03

Purpose:		
Purchase	361,249,500	77.19
Refinance rate/term	11,496,617	2.46
ut Refi (COF) Below 70.01 LTV	7,510,376	1.60
COF with LTV 70.01 to 75	3,786,797	0.81
COF with LTV 75.01 to 80	8,056,106	1.72
COF with LTV 80.01 to 85	6,517,596	1.39
COF with LTV '85.01 to 90	22,531,061	4.81
COF with LTV '90.01 to 95	18,952,453	4.05
COF with LTV 95.01 to 100	27,874,360	5.96
COF with LTV 100.01 plus		

Occupancy Status:		
Owner Occupied	433,962,052	92.72
Investment	27,868,511	5.95
2nd Home	6,203,773	1.33

Loan Balance		
Below 50,000	169,705,833	36.26
50,000.01 to 100,000	208,602,790	44.57
100,000.01 to 150,000	66,460,927	14.20
150,000.01 to 200,000	19,241,710	4.11
200,000.01 to 400,000	4,023,076	0.86
400,000.01 to 500,000		
500,000.01 to 600,000		
600,000.01 to 1,000,000		
1,000,000.01 and above		

Loan Term		
>30 Years		
30 Years	88,955,639	19.01
20 Years	12,534,635	2.68
15 Years	364,360,649	77.85
Other	2,183,412	0.47

Documentation Type		
Full Documentation	168,610,471	36.87
Limited Documentation	251,703,424	55.05
Stated Docs with LTV below 70	647,945	0.14
ated Docs with LTV 70.01 to 75	457,034	0.10
ted Docs with LTV 75.01 to 80	1,988,249	0.43
ted Docs with LTV 80.01 to 85	2,366,112	0.52
ted Docs with LTV 85.01 to 90	8,678,178	1.90
ted Docs with LTV 90.01 to 95	5,679,788	1.24
ed Docs with LTV 95.01 to 100	17,119,461	3.74
ed Docs with LTV above 100.01		

Lien Status		
1st Lien	56,793	0.01
econd Liens with LTV below 85	30,095,014	6.49
ond Liens with LTV 85.01 to 90	67,355,956	14.53
ond Liens with LTV 90.01 to 95	75,388,009	16.26
nd Liens with LTV 95.01 to 100	290,634,701	62.70
d Liens with LTV above 100.01		

Interest Only		
% of Mortgage Type	20,388,358	4.36
Ave. FICO	716	
Ave. LTV	98.18	
% Stated Docs	19.18	
% Full Docs	13.14	

MH Stratification:	
Total Balance	195,884.06
% Pool Balance	0.04
Ave. FICO	608
Ave. LTV	93.18
% Full Docs	83.41

Silent Seconds Stratification:	
Total Balance	
% Pool Balance	
Ave. FICO	
Ave. LTV	
% Full Docs	

2nd Lien Stratification:	
Total Balance	467,977,542
% Pool Balance	99.99
Ave. FICO	673
% Full Docs	36.01

LTV Above 90 Stratification:	
Total Balance	366,022,710.45
% Pool Balance	78.20
Ave. FICO	672
Ave. LTV	98.80
% Full Docs	39.24

DERIVED INFORMATION [03/15/2005]

HEMT Series 2005-2
[$480,000,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. The Information contained herein is preliminary and subject to change.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment or contain all material information about the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication for definitive Information on any matter discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373 or from the Securities and Exchange Commission's website.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither Credit Suisse First Boston LLC nor the Depositor have verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

HEMT 2005-2

FICO	Cnt	%	Total	Season
N/A	2	0.01	$60,131.21	27
401 - 425	1	0.00	$11,385.83	46
426 - 450	8	0.04	$205,521.73	41
451 - 475	39	0.26	$1,239,698.85	25
476 - 500	73	0.50	$2,326,449.79	22
501 - 525	105	0.79	$3,690,863.52	23
526 - 550	132	1.09	$5,078,918.39	23
551 - 575	112	0.85	$3,970,607.47	17
576 - 600	494	4.05	$18,965,332.12	9
601 - 625	892	8.25	$38,612,557.99	6
626 - 650	1,686	17.20	$80,500,319.82	6
651 - 675	1,765	19.19	$89,800,085.14	5
676 - 700	1,503	17.94	$83,963,609.76	5
701 - 725	1,067	12.28	$57,455,048.05	5
726 - 750	759	8.90	$41,655,289.84	4
751 - 775	472	5.56	$26,021,029.59	4
776 - 800	237	2.78	$13,000,513.57	5
801 - 825	36	0.32	$1,476,973.05	6
Total:	**9,383**	**100.00**	**$468,034,335.72**	**6**

DERIVED INFORMATION [03/15/2005]

HEMT Series 2005-2
[$480,000,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. The Information contained herein is preliminary and subject to change.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment or contain all material information about the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication for definitive Information on any matter discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373 or from the Securities and Exchange Commission's website.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither Credit Suisse First Boston LLC nor the Depositor have verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Instructions: Please also provide info on conforming and non-conforming pool (cells have already been formatted in column B, C, D, E)

	aggregate pool	group: ______	group: ______	group: ______
gross WAC	10.20%			
wtd avg FICO	673			
FICO < 600	7%			
FICO 600-650	26%			
wtd avg CLTV	96%			
CLTV = 80	1%			
CLTV > 80.01	95%			
LTV 95.01 -100	62%			
Full Doc (%)	36%			
Stated Doc (%)	8%			
purch (%)	77%			
CO refi (%)	20%			
Own Occ (%)	94%			
Prepay Penalty (%)	45%			
DTI (%)	39%			
ARM ? (%)				
2/28 (%)				
3/27 (%)				
1st Lien (%)	0.01			
Avg Loan Balance	$ 49,881.10			
# of Loans	9,383			
Loan Bal < $100k	80.23%			
Mtg Rates > 12%	9.46			
Manuf Housing (%)	0.04			
largest state	CA			
silent 2nd (%)	0%			
IO loans (%)	4%			
5yr IO	0			
2 yr IO	0%			
IO: FICO	716			
IO LTV	98%			
IO DTI	38%			
IO full doc	13%			
IO: purch	96%			

DERIVED INFORMATION [03/15/2005]

HEMT Series 2005-2
[$480,000,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. The Information contained herein is preliminary and subject to change.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment or contain all material information about the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication for definitive Information on any matter discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373 or from the Securities and Exchange Commission's website.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither Credit Suisse First Boston LLC nor the Depositor have verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

HEMT 2005-2

Top 5 Originators	Number of Initial Mortgage Loans	Aggregate Principle Balance Outstanding	Percent of Initial Mortgage Loans
CSFB U/W Guidelines	3,267	$ 169,243,582.75	36.16
Indy Mac Bank, FSB	2,619	$ 132,598,882.33	28.33
Fremont Investment & Loan	1,126	$ 51,856,291.46	11.08
Own-It Mortgage Solutions	320	$ 18,739,527.73	4.00
Finance America, LLC	293	$ 16,947,650.65	3.62
Other	1,758	$ 78,648,400.80	16.81
Total:	**9,383**	**$ 468,034,335.72**	**100.00**

DERIVED INFORMATION [03/15/2005]

HEMT Series 2005-2
[$480,000,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. The Information contained herein is preliminary and subject to change.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment or contain all material information about the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication for definitive Information on any matter discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373 or from the Securities and Exchange Commission's website.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither Credit Suisse First Boston LLC nor the Depositor have verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Deal Name: HEMT 2005-2

The percentages per table should add up to 100%

FICO & Documentation & Purpose of Loan

FICO Score	Full DOC	Stated Doc	Other Doc	All Docs	Purch	CO refi	WAC	Avg Prin Bal ($)	Current LTV	IO loans	silent 2nds
< 450	0.04	0.00	0.04	0.06	0.03	0.02	12.30	25,185.34	95.96	0.00	N/A
451-500	0.54	0.04	0.58	0.76	0.55	0.18	11.61	31,840.61	97.11	0.00	N/A
501-550	1.25	0.11	1.36	1.87	1.05	0.73	11.29	37,003.30	93.61	0.00	N/A
551-600	4.20	0.14	4.34	4.90	3.28	1.56	11.19	37,848.09	96.21	0.00	N/A
601-650	15.39	1.00	16.39	25.45	17.21	7.71	10.68	46,203.60	95.81	0.33	N/A
651-700	9.38	3.41	12.79	37.13	29.16	6.94	10.18	53,171.27	95.77	4.05	N/A
701-750	3.49	2.44	5.93	21.18	18.36	2.29	9.65	54,277.29	95.77	9.00	N/A
751-800	1.66	0.69	2.35	8.34	7.28	0.83	9.28	55,037.44	93.86	10.26	N/A
801-850	0.09	0.05	0.14	0.32	0.27	0.01	9.06	41,027.03	95.29	2.20	N/A
Total	36.03	7.89	43.92	100.00	77.18	20.28	10.20	49,881.10	95.61	4.36	N/A

LTV & FICO

Current CLTV	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	total FICO	Avg Prin Bal ($)	WAC	Gross Margin	Limited Doc	Stated Doc	IO loans	silent 2nds
<= 10.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	5,473.87	7.63	N/A	0.00	0.00	0.00	N/A
10.01-20	0.00	0.00	0.00	0.00	0.00	0.00	0.01	0.00	0.00	0.02	28,017.80	7.76	N/A	0.01	0.00	0.00	N/A
20.01-30	0.00	0.00	0.00	0.00	0.05	0.05	0.01	0.00	0.00	0.12	94,707.35	9.03	N/A	0.05	0.01	0.00	N/A
30.01-40	0.00	0.00	0.01	0.00	0.00	0.02	0.09	0.00	0.00	0.14	105,318.58	9.93	N/A	0.02	0.03	0.00	N/A
40.01-50	0.00	0.00	0.02	0.06	0.08	0.04	0.02	0.00	0.00	0.26	76,354.01	9.00	N/A	0.09	0.00	0.00	N/A
50.01-60	0.00	0.00	0.01	0.01	0.11	0.20	0.10	0.00	0.00	0.52	80,960.11	8.51	N/A	0.25	0.03	0.00	N/A
60.01-70	0.00	0.01	0.02	0.05	0.20	0.23	0.09	0.00	0.00	0.74	65,572.46	8.72	N/A	0.34	0.07	0.00	N/A
70.01-80	0.00	0.02	0.16	0.15	0.99	1.10	0.43	0.00	0.02	3.19	71,379.70	8.92	N/A	1.57	0.52	0.52	N/A
80.01-90	0.02	0.09	0.33	0.47	3.64	6.40	3.85	2.00	0.03	16.81	43,492.41	9.74	N/A	10.27	2.36	2.59	N/A
90.01-100	0.02	0.67	1.32	4.17	20.39	29.06	16.57	6.00	0.27	78.20	50,485.89	10.38	N/A	41.19	4.87	4.99	N/A
Total	0.04	0.78	1.87	4.90	25.45	37.13	21.18	8.00	0.32	100.00	49,881.10	10.20	N/A	53.78	7.89	4.36	N/A

Prin Balance & FICO

Prin Balance	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	total FICO	Current CLTV	WAC	Gross Margin	Limited Doc	Stated Doc	IO loans	silent 2nds
$1-$50,000	0.04	0.47	0.99	2.71	11.12	12.09	6.28	2.00	0.15	36.26	29,820.04	10.57	N/A	16.20	2.36	0.28	N/A
$50,001-$100,000	0.00	0.25	0.70	1.87	11.20	17.40	9.70	3.00	0.10	44.57	69,234.25	10.12	N/A	25.79	3.47	3.97	N/A
$100,001-$150,000	0.00	0.03	0.15	0.20	2.59	5.72	3.76	2.00	0.02	14.20	119,534.04	9.65	N/A	9.21	1.17	13.73	N/A
$150,001 - $200,000	0.00	0.04	0.03	0.13	0.39	1.42	1.32	1.00	0.04	4.11	178,163.98	9.72	N/A	2.25	0.68	11.88	N/A
$200,001 - $250,000	0.00	0.00	0.00	0.00	0.09	0.19	0.05	0.00	0.00	0.42	220,221.20	9.68	N/A	0.18	0.14	11.35	N/A
$250,001 - $300,000	0.00	0.00	0.00	0.00	0.06	0.00	0.00	0.00	0.00	0.06	275,832.24	11.75	N/A	0.00	0.00	0.00	N/A
$300,001 - $350,000	0.00	0.00	0.00	0.00	0.00	0.14	0.00	0.00	0.00	0.14	328,494.09	9.49	N/A	0.07	0.07	0.00	N/A
$350,001 - $400,000	0.00	0.00	0.00	0.00	0.00	0.16	0.08	0.00	0.00	0.24	369,421.59	9.34	N/A	0.08	0.00	0.00	N/A
Total	0.04	0.78	1.87	4.90	25.45	37.13	21.18	8.00	0.32	100.00	49,881.10	10.20	N/A	53.78	7.89	4.36	N/A

Mortg Rates & FICO

Mortg Rates	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	total FICO	Current CLTV	WAC	Gross Margin	Avg Prin Bal ($)	Limited Doc	Stated Doc	IO loans	silent 2nds
4.501 - 5.000	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.01	90.00	5.00	N/A	41,000.00	0.01	0.00	0.00	N/A
5.501 - 6.000	0.00	0.00	0.00	0.00	0.00	0.01	0.00	0.00	0.04	0.13	83.42	5.91	N/A	120,178.23	0.03	0.04	27.04	N/A
6.001 - 6.500	0.00	0.00	0.00	0.00	0.02	0.04	0.12	0.00	0.01	0.33	83.80	6.47	N/A	48,790.29	0.15	0.04	10.60	N/A
6.501 - 7.000	0.00	0.00	0.01	0.00	0.10	0.44	0.43	0.00	0.00	1.37	83.14	6.85	N/A	64,560.36	0.54	0.03	15.76	N/A
7.001 - 7.500	0.00	0.00	0.03	0.00	0.26	0.63	0.90	1.00	0.02	2.37	89.21	7.34	N/A	60,969.66	1.14	0.21	21.56	N/A
7.501 - 8.000	0.00	0.00	0.03	0.02	0.19	1.02	1.63	1.00	0.02	3.64	91.92	7.85	N/A	63,117.59	2.46	0.24	19.61	N/A
8.001 - 8.500	0.00	0.05	0.01	0.11	0.72	1.81	1.86	1.00	0.02	5.44	92.35	8.36	N/A	62,909.27	3.30	0.50	13.61	N/A
8.501 - 9.000	0.00	0.03	0.08	0.15	1.19	3.84	3.54	1.00	0.04	10.32	94.72	8.87	N/A	61,975.57	6.65	0.45	6.24	N/A
9.001 - 9.500	0.00	0.04	0.05	0.18	1.75	4.44	2.43	1.00	0.03	9.81	95.61	9.37	N/A	52,616.31	5.57	0.60	4.13	N/A
9.501 - 10.000	0.00	0.03	0.12	0.39	3.87	6.59	3.46	1.00	0.04	15.58	96.42	9.87	N/A	53,564.05	8.19	1.66	2.92	N/A
10.001 - 10.500	0.00	0.07	0.14	0.38	3.31	4.55	1.56	1.00	0.04	10.63	96.21	10.36	N/A	49,662.72	5.05	1.13	2.49	N/A
10.501 - 11.000	0.01	0.07	0.36	0.93	4.79	4.96	1.64	0.00	0.00	13.19	96.93	10.84	N/A	49,914.53	6.64	0.83	0.85	N/A
11.001 - 11.500	0.00	0.09	0.26	1.12	3.11	2.83	1.07	0.00	0.04	8.81	97.40	11.33	N/A	45,399.58	4.15	0.41	1.50	N/A
11.501 >=	0.03	0.39	0.77	1.61	6.15	5.98	2.54	1.00	0.01	18.37	97.03	12.29	N/A	38,573.52	9.90	1.75	0.51	N/A
Total:	0.04	0.78	1.87	4.90	25.45	37.13	21.18	8.00	0.32	100.00	95.61	10.20	N/A	49,881.10	53.78	7.89	4.36	N/A

Mortg Rates & LTV

Mortg Rates	LTV 40.01-50	50.01 - 60	60.01 - 70	70.01 - 80	80.01 - 90	90.01 - 100	100+	total CLTV	avg FICO	Gross Margin	Avg Prin Bal ($)	Limited Doc	Stated Doc	IO loans	silent 2nds
4.501 - 5.000	0.00	0.00	0.00	0.00	0.01	0.00	0.00	0.01	765.00	N/A	41,000.00	0.01	0.00	0.00	N/A
5.501 - 6.000	0.00	0.02	0.00	0.03	0.01	0.07	0.00	0.13	786.00	N/A	120,178.23	0.03	0.04	27.04	N/A
6.001 - 6.500	0.00	0.00	0.04	0.06	0.12	0.10	0.00	0.33	746.00	N/A	48,790.29	0.15	0.04	10.60	N/A
6.501 - 7.000	0.03	0.14	0.06	0.22	0.36	0.51	0.00	1.37	717.00	N/A	64,560.36	0.54	0.03	15.76	N/A
7.001 - 7.500	0.05	0.06	0.07	0.27	0.71	1.21	0.00	2.37	712.00	N/A	60,969.66	1.14	0.21	21.56	N/A
7.501 - 8.000	0.00	0.01	0.10	0.33	1.21	2.00	0.00	3.64	713.00	N/A	63,117.59	2.46	0.24	19.61	N/A
8.001 - 8.500	0.02	0.00	0.07	0.49	1.90	2.97	0.00	5.44	697.00	N/A	62,909.27	3.30	0.50	13.61	N/A
8.501 - 9.000	0.01	0.09	0.18	0.42	1.86	7.71	0.00	10.32	699.00	N/A	61,975.57	6.65	0.45	6.24	N/A
9.001 - 9.500	0.05	0.03	0.04	0.36	1.64	7.67	0.00	9.81	686.00	N/A	52,616.31	5.57	0.60	4.13	N/A
9.501 - 10.000	0.02	0.02	0.09	0.35	2.40	12.64	0.00	15.58	678.00	N/A	53,564.05	8.19	1.66	2.92	N/A
10.001 - 10.500	0.05	0.04	0.05	0.25	1.73	8.51	0.00	10.63	667.00	N/A	49,662.72	5.05	1.13	2.49	N/A
10.501 - 11.000	0.02	0.04	0.05	0.21	1.47	11.32	0.00	13.19	655.00	N/A	49,914.53	6.64	0.83	0.85	N/A
11.001 - 11.500	0.01	0.05	0.00	0.07	0.99	7.67	0.00	8.81	648.00	N/A	45,399.58	4.15	0.41	1.50	N/A
11.501 >=	0.00	0.00	0.02	0.13	2.40	15.82	0.00	18.37	652.00	N/A	38,573.52	9.90	1.75	0.51	N/A
Total:	0.26	0.52	0.74	3.19	16.81	78.20	0.00	100.00	673.00	N/A	49,881.10	53.78	7.89	4.36	N/A

DERIVED INFORMATION [03/15/2005]

HEMT Series 2005-2
[$480,000,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. The Information contained herein is preliminary and subject to change.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment or contain all material information about the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication for definitive Information on any matter discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373 or from the Securities and Exchange Commission's website.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither Credit Suisse First Boston LLC nor the Depositor have verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

HEMT 2005-2

Top 5 Originators	Number of Initial Mortgage Loans	Aggregate Principle Balance Outstanding	Percent of Initial Mortgage Loans
CSFB U/W Guidelines	3,267	$ 169,243,582.75	36.16
Indy Mac Bank, FSB	2,619	$ 132,598,882.33	28.33
Fremont Investment & Loan	1,126	$ 51,856,291.46	11.08
Own-It Mortgage Solutions	320	$ 18,739,527.73	4.00
Finance America, LLC	293	$ 16,947,650.65	3.62
Other	1,758	$ 78,648,400.80	16.81
Total:	**9,383**	**$ 468,034,335.72**	**100.00**

DERIVED INFORMATION [03/15/2005]

HEMT Series 2005-2
[$480,000,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. The Information contained herein is preliminary and subject to change.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment or contain all material information about the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication for definitive Information on any matter discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373 or from the Securities and Exchange Commission's website.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither Credit Suisse First Boston LLC nor the Depositor have verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

HEMT 2005-2

Top 10 Originators	Number of Initial Mortgage Loans	Aggregate Principle Balance Outstanding	Percent of Initial Mortgage Loans
CSFB U/W Guidelines	3,267	$ 169,243,582.75	36.16
Indy Mac Bank, FSB	2,619	$ 132,598,882.33	28.33
Fremont Investment & Loan	1,126	$ 51,856,291.46	11.08
Own-It Mortgage Solutions	320	$ 18,739,527.73	4.00
Finance America, LLC	293	$ 16,947,650.65	3.62
CIT Consumer Finance	172	$ 9,239,513.42	1.97
REALTY MORTGAGE CORP	184	$ 8,070,610.01	1.72
Provident Savings Bank, FSB	104	$ 6,935,012.82	1.48
Sierra Pacific Mortgage Company, Inc.	116	$ 6,155,499.85	1.32
Ameriquest Mortgage Company	115	$ 4,961,661.37	1.06
Other	1,067	$ 43,286,103.33	9.25
Total:	**9,383**	**$ 468,034,335.72**	**100.00**

DERIVED INFORMATION [03/15/2005]

HEMT Series 2005-2
[$480,000,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. The Information contained herein is preliminary and subject to change.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment or contain all material information about the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication for definitive Information on any matter discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373 or from the Securities and Exchange Commission's website.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither Credit Suisse First Boston LLC nor the Depositor have verified these analyses, calculations or valuations or represent that any such valuations represent levels where actual trades may occur.

Collateral Analysis

FICO Low	FICO High	LTV	Wtd Avg Current Balance	468,034,335.72 (deal as a whole) Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
500	524	> 65%	35,550.21	0.82	11.68	0.00	514	40.80	96.38	36.25	19.65	96.80	72.62	19.86	7.52	0.00
525	549	> 65%	38,632.13	1.14	11.14	0.00	537	40.28	93.57	30.78	16.73	96.34	59.73	27.71	4.57	0.00
550	574	> 65%	36,240.94	0.81	10.96	0.00	562	40.45	95.71	24.71	6.61	98.36	72.16	15.94	5.46	0.00
575	599	> 70%	37,009.52	3.86	11.27	0.00	589	41.05	97.33	7.73	15.13	98.88	89.82	6.87	2.54	0.00
600	624	> 70%	42,993.24	8.37	11.02	0.00	613	40.35	97.30	7.28	15.34	98.94	78.78	18.20	2.23	0.00
625	649	> 70%	47,525.83	17.67	10.60	0.00	638	40.26	96.18	16.84	16.93	97.85	52.69	42.31	4.50	0.45
650	674	> 80%	49,571.87	18.98	10.42	0.00	662	39.68	97.03	23.26	16.73	95.95	32.48	58.89	7.93	2.38
675	699	> 80%	55,179.47	18.35	10.07	0.00	687	39.08	96.91	27.63	21.49	92.48	18.16	69.44	10.08	5.92
700	724	> 80%	52,944.20	12.39	9.74	0.00	711	38.71	96.73	33.12	16.75	86.37	16.85	69.19	10.80	10.19
725	749	> 85%	55,366.39	9.00	9.57	0.00	736	38.54	97.41	32.48	18.73	87.16	15.58	68.30	11.79	8.45
750	774	> 85%	53,639.86	5.69	9.34	0.00	760	38.00	96.73	34.18	19.21	84.40	17.85	71.48	6.63	12.47
775	799	> 85%	52,522.10	2.56	9.57	0.00	785	36.41	95.92	30.46	24.50	81.57	23.38	59.36	8.42	7.99
800	max	> 85%	42,325.23	0.35	9.16	0.00	805	39.33	96.11	30.90	11.79	79.98	24.42	51.45	20.03	2.08

LTV Low	LTV High	DTI	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
60%	64%	> 50%														
65%	69%	> 50%														
70%	74%	> 50%														
75%	79%	> 50%	99,872.33	1.47	10.38	0.00	594	54.98	78.52	0.00	0.00	100.00	100.00	0.00	0.00	0.00
80%	84%	> 50%														
85%	89%	> 50%	41,124.44	4.25	10.29	0.00	630	53.35	87.46	15.64	20.66	92.81	88.11	0.00	11.89	0.00
90%	94%	> 50%	39,761.66	6.45	10.06	0.00	648	53.48	91.20	6.98	15.54	81.56	91.21	0.00	8.79	0.00
95%	99%	> 50%	26,561.93	10.19	10.72	0.00	647	51.20	95.07	24.08	2.80	85.04	76.81	14.40	8.80	0.00
100%	max	> 50%	49,645.09	77.64	10.48	0.00	639	51.76	99.99	7.88	10.97	99.08	70.38	29.62	0.00	0.00

DTI Low	DTI High	FICO	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
20%	24%	< 525	70,814.38	0.05	13.70	0.00	505	21.55	98.29	22.41	60.61	100.00	0.00	77.59	22.41	0.00
25%	29%	< 550	22,133.67	0.07	11.66	0.00	510	27.59	93.08	39.54	23.21	100.00	84.45	15.55	0.00	0.00
30%	34%	< 575	35,233.55	0.21	10.59	0.00	542	32.36	89.93	27.40	17.66	99.11	52.50	42.59	4.90	0.00
35%	39%	< 600	36,225.28	1.06	11.43	0.00	550	37.06	96.32	20.45	13.26	99.33	80.25	17.12	2.63	0.00
40%	44%	< 625	40,693.83	3.36	11.00	0.00	589	42.18	96.74	10.60	16.11	97.78	76.41	17.54	6.05	0.00
45%	49%	< 650	44,553.87	5.79	10.84	0.00	615	47.07	96.37	8.02	15.50	99.01	71.71	26.55	1.61	0.00
50%	54%	< 675	42,316.47	1.16	10.77	0.00	606	51.35	97.24	11.90	13.54	99.25	86.27	12.61	1.12	0.00
55%	max	< 700	42,157.16	0.19	11.23	0.00	614	54.85	94.76	20.52	6.25	91.09	84.00	11.65	4.34	0.00

LIMITED AND STATED DOC

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	47,744.78	0.21	11.86	0.00	515	35.17	92.27	36.40	24.47	88.32	0.00	72.54	27.46	0.00	51.07	0.00	1.79
525	549	41,893.16	0.35	11.06	0.00	536	37.20	91.32	37.88	18.24	95.54	0.00	85.83	14.17	0.00	44.41	3.26	9.81
550	574	34,932.21	0.17	10.99	0.00	563	35.20	90.77	31.85	4.10	97.68	0.00	75.39	24.61	0.00	26.66	15.50	2.53
575	599	44,721.72	0.39	11.29	0.00	588	40.06	90.49	33.86	19.79	95.07	0.00	74.87	25.13	0.00	41.93	0.00	1.70
600	624	48,966.45	1.66	11.27	0.00	619	40.15	95.48	22.05	11.45	98.85	0.00	89.30	10.70	0.00	35.30	9.99	3.44
625	649	49,800.01	7.91	10.84	0.00	639	39.75	94.28	25.47	14.97	96.64	0.00	90.43	9.57	0.16	35.60	8.41	5.06
650	674	52,662.74	12.66	10.55	0.00	663	39.29	95.15	29.50	18.16	95.05	0.00	87.75	12.25	3.06	38.06	9.02	6.27
675	699	59,410.47	14.48	10.09	0.00	687	39.08	95.88	29.78	21.65	93.20	0.00	87.01	12.99	6.21	46.77	6.85	5.26
700	724	55,956.10	9.80	9.75	0.00	711	38.42	95.75	33.30	17.56	86.92	0.00	85.80	14.20	11.22	44.48	6.93	4.84
725	749	59,651.85	7.11	9.62	0.00	736	38.60	96.95	31.84	19.68	86.19	0.00	84.80	15.20	8.89	49.51	5.81	3.96
750	774	59,797.49	4.60	9.43	0.00	760	37.90	94.83	31.71	21.81	82.78	0.00	91.06	8.94	12.66	46.69	9.70	5.24
775	799	60,432.12	1.87	9.26	0.00	786	36.93	93.59	32.27	22.36	83.21	0.00	85.23	14.77	8.71	45.68	9.74	3.84
800	max	56,573.76	0.27	8.91	0.00	804	39.21	95.51	25.10	7.76	83.79	0.00	74.80	25.20	2.62	57.56	4.66	11.46

IO LOANS

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524																0.00	0.00
525	549																0.00	0.00
550	574																0.00	0.00
575	599																0.00	0.55
600	624																0.00	0.00
625	649	88,350.00	0.08	9.88	0.00	641	43.93	95.99	51.99	0.00	100.00	83.66	16.34	0.00	100.00	100.00	0.00	0.00
650	674	77,319.85	0.43	9.97	0.00	665	37.36	96.12	59.22	0.00	100.00	9.82	90.18	0.00	100.00	100.00	0.00	0.00
675	699	96,778.00	1.03	9.10	0.00	688	38.60	97.79	59.66	23.24	100.00	12.97	61.91	25.12	100.00	100.00	0.00	0.00
700	724	102,220.87	1.20	8.71	0.00	711	38.99	98.68	68.68	13.28	100.00	8.42	68.47	23.11	100.00	99.45	0.00	0.55
725	749	96,741.34	0.72	8.01	0.00	737	38.97	99.03	61.17	14.15	100.00	12.61	63.76	23.63	100.00	100.00	0.00	0.00
750	774	95,133.82	0.69	8.41	0.00	763	37.04	98.85	69.31	15.52	100.00	15.77	70.29	13.94	100.00	100.00	0.00	0.00
775	799	91,054.69	0.19	7.36	0.00	786	36.13	97.19	33.64	44.54	100.00	16.18	67.86	15.96	100.00	100.00	0.00	0.00
800	max	32,550.00	0.01	7.50	0.00	802	40.55	95.00	0.00	0.00	100.00	0.00	100.00	0.00	100.00	100.00	0.00	0.00

HEMT HOME EQUITY MORTGAGE TRUST

HEMT HOME EQUITY MORTGAGE TRUST 2005-2

DERIVED INFORMATION [03/16/2005]

HEMT Series 2005-2

[$480,000,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".
The Information has been provided by Credit Suisse First Boston. The Information contained herein is preliminary and subject to change.
The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment or contain all material information about the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.
Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication for definitive Information on any matter discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373 or from the Securities and Exchange Commission's website.
The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither Credit Suisse First Boston LLC nor the Depositor

Collateral Analysis

FICO Low	FICO High	LTV	Wtd Avg Current Balance	468,034,335.72 (deal as a whole) Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
500	524	> 65%	35,550.21	0.82	11.68	0.00	514	40.80	96.38	36.25	19.65	96.80	72.62	19.86	7.52	0.00
525	549	> 65%	38,632.13	1.14	11.14	0.00	537	40.28	93.57	30.78	16.73	96.34	59.73	27.71	4.57	0.00
550	574	> 65%	36,240.94	0.81	10.96	0.00	562	40.45	95.71	24.71	6.61	98.36	72.16	15.94	5.46	0.00
575	599	> 70%	37,009.52	3.86	11.27	0.00	589	41.05	97.33	7.73	15.13	98.88	89.82	6.87	2.54	0.00
600	624	> 70%	42,993.24	8.37	11.02	0.00	613	40.35	97.30	7.28	15.34	98.94	78.78	18.20	2.23	0.00
625	649	> 70%	47,525.83	17.67	10.60	0.00	638	40.26	96.18	16.84	16.93	97.85	52.69	42.31	4.50	0.45
650	674	> 80%	49,571.87	18.98	10.42	0.00	662	39.68	97.03	23.26	16.73	95.95	32.48	58.89	7.93	2.38
675	699	> 80%	55,179.47	18.35	10.07	0.00	687	39.08	96.91	27.63	21.49	92.48	18.16	69.44	10.08	5.92
700	724	> 80%	52,944.20	12.39	9.74	0.00	711	38.71	96.73	33.12	16.75	86.37	16.85	69.19	10.80	10.19
725	749	> 85%	55,366.39	9.00	9.57	0.00	736	38.54	97.41	32.48	18.73	87.16	15.58	68.30	11.79	8.45
750	774	> 85%	53,639.86	5.69	9.34	0.00	760	38.00	96.73	34.18	19.21	84.40	17.85	71.48	6.63	12.47
775	799	> 85%	52,522.10	2.56	9.57	0.00	785	36.41	95.92	30.46	24.50	81.57	23.38	59.36	8.42	7.99
800	max	> 85%	42,325.23	0.35	9.16	0.00	805	39.33	96.11	30.90	11.79	79.98	24.42	51.45	20.03	2.08

LTV Low	LTV High	DTI	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
60%	64%	> 50%														
65%	69%	> 50%														
70%	74%	> 50%														
75%	79%	> 50%	99,872.33	1.47	10.38	0.00	594	54.98	78.52	0.00	0.00	100.00	100.00	0.00	0.00	0.00
80%	84%	> 50%														
85%	89%	> 50%	41,124.44	4.25	10.29	0.00	630	53.35	87.46	15.64	20.66	92.81	88.11	0.00	11.89	0.00
90%	94%	> 50%	39,761.66	6.45	10.06	0.00	648	53.48	91.20	6.98	15.54	81.56	91.21	0.00	8.79	0.00
95%	99%	> 50%	26,561.93	10.19	10.72	0.00	647	51.20	95.07	24.08	2.80	85.04	76.81	14.40	8.80	0.00
100%	max	> 50%	49,645.09	77.64	10.48	0.00	639	51.76	99.99	7.88	10.97	99.08	70.38	29.62	0.00	0.00

DTI Low	DTI High	FICO	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
20%	24%	< 525	70,814.38	0.05	13.70	0.00	505	21.55	98.29	22.41	60.61	100.00	0.00	77.59	22.41	0.00
25%	29%	< 550	22,133.67	0.07	11.66	0.00	510	27.59	93.08	39.54	23.21	100.00	84.45	15.55	0.00	0.00
30%	34%	< 575	35,233.55	0.21	10.59	0.00	542	32.36	89.93	27.40	17.66	99.11	52.50	42.59	4.90	0.00
35%	39%	< 600	36,225.28	1.06	11.43	0.00	550	37.06	96.32	20.45	13.26	99.33	80.25	17.12	2.63	0.00
40%	44%	< 625	40,693.83	3.36	11.00	0.00	589	42.18	96.74	10.60	16.11	97.78	76.41	17.54	6.05	0.00
45%	49%	< 650	44,553.87	5.79	10.84	0.00	615	47.07	96.37	8.02	15.50	99.01	71.71	26.55	1.61	0.00
50%	54%	< 675	42,316.47	1.16	10.77	0.00	606	51.35	97.24	11.90	13.54	99.25	86.27	12.61	1.12	0.00
55%	max	< 700	42,157.16	0.19	11.23	0.00	614	54.85	94.76	20.52	6.25	91.09	84.00	11.65	4.34	0.00

LIMITED AND STATED DOC

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	47,744.78	0.21	11.86	0.00	515	35.17	92.27	36.40	24.47	88.32	0.00	72.54	27.46	0.00	51.07	0.00	1.79
525	549	41,893.16	0.35	11.06	0.00	536	37.20	91.32	37.88	18.24	95.54	0.00	85.83	14.17	0.00	44.41	3.26	9.81
550	574	34,932.21	0.17	10.99	0.00	563	35.20	90.77	31.85	4.10	97.68	0.00	75.39	24.61	0.00	26.66	15.50	2.53
575	599	44,721.72	0.39	11.29	0.00	588	40.06	90.49	33.86	19.79	95.07	0.00	74.87	25.13	0.00	41.93	0.00	1.70
600	624	48,966.45	1.66	11.27	0.00	619	40.15	95.48	22.05	11.45	98.85	0.00	89.30	10.70	0.00	35.30	9.99	3.44
625	649	49,800.01	7.91	10.84	0.00	639	39.75	94.28	25.47	14.97	96.64	0.00	90.43	9.57	0.16	35.60	8.41	5.06
650	674	52,662.74	12.66	10.55	0.00	663	39.29	95.15	29.50	18.16	95.05	0.00	87.75	12.25	3.06	38.06	9.02	6.27
675	699	59,410.47	14.48	10.09	0.00	687	39.08	95.88	29.78	21.65	93.20	0.00	87.01	12.99	6.21	46.77	6.85	5.26
700	724	55,956.10	9.80	9.75	0.00	711	38.42	95.75	33.30	17.56	86.92	0.00	85.80	14.20	11.22	44.48	6.93	4.84
725	749	59,651.85	7.11	9.62	0.00	736	38.60	96.95	31.84	19.68	86.19	0.00	84.80	15.20	8.89	49.51	5.81	3.96
750	774	59,797.49	4.60	9.43	0.00	760	37.90	94.83	31.71	21.81	82.78	0.00	91.06	8.94	12.66	46.69	9.70	5.24
775	799	60,432.12	1.87	9.26	0.00	786	36.93	93.59	32.27	22.36	83.21	0.00	85.23	14.77	8.71	45.68	9.74	3.84
800	max	56,573.76	0.27	8.91	0.00	804	39.21	95.51	25.10	7.76	83.79	0.00	74.80	25.20	2.62	57.56	4.66	11.46

IO LOANS

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524																0.00	0.00
525	549																0.00	0.00
550	574																0.00	0.00
575	599																0.00	0.55
600	624																0.00	0.00
625	649	88,350.00	0.08	9.88	0.00	641	43.93	95.99	51.99	0.00	100.00	83.66	16.34	0.00	100.00	100.00	0.00	0.00
650	674	77,319.85	0.43	9.97	0.00	665	37.36	96.12	59.22	0.00	100.00	9.82	90.18	0.00	100.00	100.00	0.00	0.00
675	699	96,778.00	1.03	9.10	0.00	688	38.60	97.79	59.66	23.24	100.00	12.97	61.91	25.12	100.00	100.00	0.00	0.00
700	724	102,220.87	1.20	8.71	0.00	711	38.99	98.68	68.68	13.28	100.00	8.42	68.47	23.11	100.00	99.45	0.00	0.55
725	749	96,741.34	0.72	8.01	0.00	737	38.97	99.03	61.17	14.15	100.00	12.61	63.76	23.63	100.00	100.00	0.00	0.00
750	774	95,133.82	0.69	8.41	0.00	763	37.04	98.85	69.31	15.52	100.00	15.77	70.29	13.94	100.00	100.00	0.00	0.00
775	799	91,054.69	0.19	7.36	0.00	786	36.13	97.19	33.64	44.54	100.00	16.18	67.86	15.96	100.00	100.00	0.00	0.00
800	max	32,550.00	0.01	7.50	0.00	802	40.55	95.00	0.00	0.00	100.00	0.00	100.00	0.00	100.00	100.00	0.00	0.00

DERIVED INFORMATION [03/17/2005]

HEMT Series 2005-2
[$480,000,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. The Information contained herein is preliminary and subject to change.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment or contain all material information about the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication for definitive Information on any matter discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373 or from the Securities and Exchange Commission's website.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither Credit Suisse First Boston LLC nor the Depositor

FICO Score

Note: Cells in red font are calculations

Collateral Cuts for Second Liens

FICO	Total Balance Amount	%	LTV	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	WA LTV	WA DTI	WA FICO	% IO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout
0 – 500	3,843,187.41	0.82%	> 85.0	3,628,812.02	0.78%	31,245.43	11.66	97.03	40.04	480	0	88.79	98.21	70.54	25.08
500.01 – 550	8,769,781.91	1.87%	> 85.0	7,570,693.65	1.62%	37,003.30	11.29	93.61	40.89	528	0	92.95	96.55	66.74	38.79
550.01 – 575	3,970,607.47	0.85%	> 85.0	3,507,767.27	0.75%	35,451.85	11.03	94.48	40.3	563	0	90.73	98.5	72.59	25.21
575.01 – 600	18,965,332.12	4.05%	> 85.0	17,756,816.83	3.79%	38,391.36	11.23	96.57	41.03	590	0	93.1	98.85	88.48	33.2
600.01 – 620	26,939,486.02	5.76%	> 90.0	22,755,118.09	4.86%	42,761.09	10.90	96.19	40.04	611	0	91.02	99.07	87.4	32.54
620.01 – 650	92,173,391.79	19.69%	> 90.0	72,661,943.02	15.52%	47,316.94	10.62	95.7	40.25	637	0.42	87	97.92	52.59	29.66
650.01 – 680	106,705,992.82	22.80%	> 95.0	67,466,685.00	14.41%	51,375.06	10.33	95.76	39.64	665	2.56	83.56	95.41	30.11	20.85
680.01 – 700	67,057,702.08	14.33%	> 95.0	40,758,102.17	8.71%	56,303.70	9.93	95.78	38.91	690	6.42	80.86	91.59	17.53	15.27
700.01 – 750	99,110,337.89	21.18%	> 95.0	59,561,671.16	12.73%	54,277.29	9.65	95.77	38.59	723	9	75.32	86.24	16.46	10.83
750.01 – 800	39,021,543.16	8.34%	> 95.0	19,440,821.73	4.15%	55,037.44	9.28	93.86	37.3	770	10.26	74.2	82.57	19.89	10
800 +	1,476,973.05	0.32%	> 95.0	657,273.52	0.14%	41,027.03	9.06	95.29	38.66	805	2.2	66.88	80.87	26.94	1.93
TOTAL POOL	468,034,335.72	100.00%		315,765,704.46	67.47%	49,881.10	10.20	95.61	39.39	673	4.36	82.37	92.72	36.03	20.28

Debt To Income (DTI) Ratio

DTI	Total Balance		FICO	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	WA LTV	WA DTI	WA FICO	% IO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout
< 20.00	48,137,716.10	10.29%	< 640	6058461.22	1.29%	50,405.99	10.27	92.88	14.72	694	7.93	80.73	86.27	8.6	19.18
20.01 – 25.00	13,582,511.01	2.90%	< 640	2195347.74	0.47%	40,184.94	10.06	94.06	22.79	680	1.66	81.43	83.31	34.88	18.83
25.01 – 30.00	31,290,741.67	6.69%	< 650	9603077.17	2.05%	45,087.52	10.00	93.82	27.97	680	3.19	84.05	90.86	38.03	24.1
30.01 – 35.00	49,718,004.54	10.62%	< 660	19535773.77	4.17%	45,404.57	10.03	95.33	32.82	676	5.92	81.48	90.99	38.76	21
35.01 – 40.00	90,745,344.30	19.39%	< 670	42660098.29	9.11%	49,452.50	10.15	95.22	37.76	675	5.04	82.08	92.29	33.56	20.33
40.01 – 45.00	139,712,100.36	29.85%	< 680	78608130.95	16.80%	53,942.90	10.21	96.78	42.73	673	5.42	81.84	94.36	35.22	19.13
45.01 – 50.00	87,328,530.88	18.66%	< 690	64361938.35	13.75%	51,009.66	10.36	96.63	47.76	659	0.3	84.17	96.95	49.57	20.34
50.01 – 55.00	7,366,113.48	1.57%	< 700	5944353.2	1.27%	46,327.76	10.34	96.44	51.87	640	0	85.95	96.04	74.98	28.43
55.01+	153,273.38	0.03%	<700	76897.15	0.02%	30,654.68	11.17	91.78	61.34	672	0	84.7	91.2	50.17	75.9
TOTAL POOL	468,034,335.72	100.00%		229,044,077.84	48.94%	49,881.10	10.20	95.61	39.39	673	4.36	82.37	92.72	36.03	20.28

Loan To Value (LTV) Ratio

LTV	Total Balance Amount	%	DTI	Adjusted Balance[1] Amount	%[2]	WA Loan Balance	WAC	WA LTV	WA DTI	WA FICO	% IO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout
< 70.00	8,415,490.79	1.80%	> 50	160,506.26	0.03%	73,178.18	8.80	54.38	37.9	677	0	86.31	89.45	44.83	89.66
70.01 – 80.00	14,918,358.30	3.19%	> 50	157,104.36	0.03%	71,379.70	8.92	76.97	37.8	665	0.52	88.11	90.36	30.16	78.25
80.01 – 85.00	11,321,820.44	2.42%	> 50	77,828.47	0.02%	47,973.82	9.73	83.96	37.96	671	1.29	86.43	86.87	22.67	57.54
85.00 – 90.00	67,355,955.74	14.39%	> 50	549,914.98	0.12%	42,820.06	9.75	89.54	37.33	684	2.81	72.52	73.82	21.01	33.4
90.01 – 95.00	75,388,009.38	16.11%	> 50	1,271,536.55	0.27%	43,476.36	10.22	94.61	38.28	679	3.08	77.08	84.02	33.61	25.13
95.01 – 100.00	290,634,701.07	62.10%	> 50	5,302,496.24	1.13%	52,689.39	10.42	99.88	40.24	670	5.49	85.45	99.8	40.7	9.55
100.01 – 105.00		0.00%	> 50		0.00%										
105.01 - 110.00		0.00%	> 50		0.00%										
110+		0.00%	> 50		0.00%										
TOTAL POOL	468,034,335.72	100.00%		7,519,386.86	1.61%	49,881.10	10.20	95.61	39.39	673	4.36	82.37	92.72	36.03	20.28

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.

All other cuts except the adjusted balance are only for the main bucket

[2] Percent of the Aggregate Principal Balance.

GEOGRAPHIC CONCENTRATION - TOP 12 STATES

STATE	Total Balance		WA Loan	WAC	% Covered by Mortgage Ins.	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
	Amount	%[2]	Balance									
California	182,743,503.74	46.59%	72,488.50	9.78	N/A	681	95.25	39.89	81.26	94.90	19.85	30.57
New York	29,523,602.44	7.53%	65,900.90	9.92	N/A	687	91.54	39.89	58.99	92.71	25.58	20.02
Florida	29,003,718.45	7.40%	37,520.98	10.65	N/A	665	95.70	38.78	79.18	88.70	17.02	43.99
New Jersey	23,344,900.56	5.95%	49,882.27	10.38	N/A	682	93.99	38.82	65.85	90.94	20.02	24.43
Nevada	22,073,161.77	5.63%	49,051.47	10.25	N/A	696	95.75	37.64	93.65	82.56	11.79	17.00
Arizona	20,227,828.18	5.16%	34,168.63	10.68	N/A	681	96.31	36.53	92.51	74.94	13.24	35.12
Virginia	19,682,552.48	5.02%	53,777.47	10.52	N/A	672	96.88	40.13	88.17	96.79	11.54	31.32
Maryland	16,859,245.83	4.30%	53,183.74	10.61	N/A	661	97.49	40.93	89.81	99.12	13.28	32.78
Texas	13,371,767.27	3.41%	30,321.47	10.25	N/A	663	97.97	37.68	96.46	91.00	1.92	47.32
Colorado	13,224,247.42	3.37%	42,385.41	10.56	N/A	655	96.75	39.67	92.67	93.79	31.77	56.49
Washington	11,591,967.74	2.96%	41,252.55	10.37	N/A	657	96.99	38.80	95.35	96.30	30.13	63.45
Georgia	10,554,455.27	2.69%	35,656.94	10.82	N/A	643	98.48	40.59	96.72	95.90	14.24	61.96
Total	392,200,951.15	100.00%	49,881.10	10.20	N/A	673	95.61	39.39	82.37	92.72	20.28	36.03

Principal Balance

Scheduled Principal Balance	Total Balance		WA Loan	WAC	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
	Amount	%	Balance								
<= 49999	168,205,833.26	35.94%	29,713.10	10.58	662	95.92	38.39	84.48	88.44	20.96	46.3
50000 - 74999	130,282,194.80	27.84%	61,424.69	10.23	673	96.49	40.35	80.36	94.74	17.29	33.36
75000 - 99999	77,020,594.80	16.46%	86,152.79	9.96	677	96.37	39.7	81.28	95.43	17.26	30.86
100000 - 149999	68,060,926.85	14.54%	118,161.33	9.64	689	95.04	40.35	82.43	96.6	20.87	25.11
150000 - 199999	17,441,710.02	3.73%	172,690.20	9.75	697	90.47	37.06	79.05	92.41	34.07	25.97
200000 - 249999	4,981,990.79	1.06%	207,582.95	9.58	711	86.17	38.29	83.94	87.56	46.39	17.22
250000 - 299999	275,832.24	0.06%	275,832.24	11.75	625	100	28.27	100	100	100	100
300000 - 399999	1,765,252.96	0.38%	353,050.59	9.40	680	67.26	40.09	100	100	62.78	42.78
$401 – $500K		0.00%									
>$500K		0.00%									
TOTAL POOL	468,034,335.72	100.00%	49,881.10	10.20	673	95.61	39.39	82.37	92.72	20.28	36.03

Principal Balance: Average 49,881 **Min:** 1,178 **Max:** 394,798

Documentation Type

Documentation Type	Total Balance		WA Loan	WAC	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%	Balance							
Full Doc	168,610,471.16	36.03%	43,001.91	10.21	644	96.27	40.14	86.54	95.29	27.66
Stated Doc	36,936,767.05	7.89%	56,306.05	10.33	690	93.38	38.62	76.55	90.63	23.98
Limited Doc	251,703,424.19	53.78%	55,125.59	10.13	689	95.67	38.95	80.37	91.37	15.01
NINA	10,783,673.32	2.30%	44,931.97	11.19	701	91.59	35.26	83.67	91.26	15.33
Other		0.00%								
TOTAL POOL	468,034,335.72	100.00%	49,881.10	10.20	673	95.61	39.39	82.37	92.72	20.28

Property Type

Property Type	Total Balance Amount	%	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
2 - 4 Family	43,586,367.17	9.31%	59,220.61	10.25	703	93.96	38.97	79.73	12	19.73
Condominium	38,313,830.01	8.19%	45,128.19	10.26	677	96.62	39.45	92.57	12.32	35.79
Co-op	428,230.75	0.09%	53,528.84	10.18	747	89.09	33.03	94.02	12.84	52.82
FNMA Manufactured Housing	32,500.52	0.01%	16,250.26	13.83	543	98.05	22.5	100	0	0
Manufactured Housing	163,383.54	0.03%	23,340.51	11.81	621	92.21	39.27	83.64	70.79	100
PUD	83,322,967.20	17.80%	50,683.07	10.24	678	95.69	38.33	90.46	15.77	32.32
Single Family Residence	302,187,056.53	64.57%	49,240.19	10.17	668	95.71	39.73	95.24	23.72	39.37
TOTAL POOL	468,034,335.72	100.00%	49,881.10	10.20	673	95.61	39.39	92.72	20.28	36.03

Primary Mortgage Insurance

Mortgage Insurance	Total Balance Amount	%[2]	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/MI		#DIV/0!									
Loans >80 LTV w/o MI		#DIV/0!									
Other		#DIV/0!									
TOTAL	0	#DIV/0!									

Loan Purpose

Loan Purpose	Total Balance Amount	%	WA Loan Balance	WAC	WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ
Debt Consolidation	299,273.97	0.06%	33,252.66	12.40	561	85.47	45.19	100	99.54
Home Improvement	68,535.26	0.01%	17,133.82	11.94	700	78	28.77	100	59.5
Purchase	361,249,500.17	77.18%	50,194.46	10.26	679	97.57	39.45	80.26	91.42
Refinance - Cashout	94,920,408.96	20.28%	50,435.92	10.04	652	88.55	39.36	89.34	97.39
Refinance - Rate Term	11,496,617.36	2.46%	39,507.28	9.58	679	92.73	37.61	90.36	95.08
TOTAL POOL	468,034,335.72	100.00%	49,881.10	10.20	673	95.61	39.39	82.37	92.72

Fixed Vs. Floating Collateral

Lien Status	Total Balance Amount	%[2]	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	Margin
Fixed	468,034,335.72	100.00%	49,881.10	10.20	673	95.61	39.39	82.37	92.72	20.28		
Floating		0.00%										
2/28		0.00%										
3/27		0.00%										
Other		0.00%										
TOTAL	468,034,335.72	100.00%	49,881.10	10.20	673	95.61	39.39	82.37	92.72	20.28		

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Lien Status

Lien Status	Total Balance Amount	%	WA Loan Balance	WAC	WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
First Lien	56,793.39	0.01%	18,931.13	7.97	755	15.83	45.79	100	100	100
Second Lien	467,977,542.33	99.99%	49,891.00	10.20	673	95.62	39.39	82.37	92.72	20.27
Third Lien		0.00%								
TOTAL POOL	468,034,335.72	100.00%	49,881.10	10.20	673	95.61	39.39	82.37	92.72	20.28

Occupancy Type

Occupancy Type	Total Balance Amount	%	WA Loan Balance	WAC	WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Primary Residence	433,962,051.66	92.72%	52,171.44	10.13	671	96.04	39.66	83.69	100	21.3
Second Home	6,203,773.15	1.33%	39,514.48	10.30	716	87.98	38.47	79.6	0	13.01
Investment	27,868,510.91	5.95%	30,692.19	11.28	711	90.68	35.08	62.44	0	5.98
TOTAL POOL	468,034,335.72	100.00%	49,881.10	10.20	673	95.61	39.39	82.37	92.72	20.28

Prepayment Penalty

Prepayment Charges Term at Origination	Total Balance Amount	%[2]	WA Loan Balance	WAC	# of Loans	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
0 Months	258,710,400.80	55.28%	47,278.95	10.28	5472	677	94.48	38.68	80.87	90.34	21.61
6 Months	11,820,440.86	2.53%	81,520.28	9.58	145	713	95.67	37.27	70.72	85.02	11.73
12 Months	39,122,819.70	8.36%	69,489.91	9.63	563	691	96.27	39.67	82.06	90.79	16.04
24 Months	86,354,102.68	18.45%	53,173.71	10.23	1624	661	99.2	41.22	84.39	98.11	11.13
36 Months	67,094,864.07	14.34%	46,561.32	10.24	1441	659	95.05	39.66	87.33	97.8	30.24
60 Months	4,023,323.67	0.86%	32,978.06	11.08	122	658	93.95	39.93	87.28	86.75	31.62
Other	908,383.94	0.19%	56,774.00	10.22	16	692	96.81	39.89	92.96	93.64	21.31
TOTAL	468,034,335.72	100.00%	49,881.10	10.20	9383	673	95.61	39.39	82.37	92.72	20.28

COLLATERAL DESCRIPTION BY LOAN GROUP

Loan Group	Loan Type	Index	% of Pool	Gross WAC	Net WAC	WAM (mos)	Seasoning	Gross Margin	Net Margin	Rate Caps	Max Rate	Mos to Roll
Group 1												
Group 2												
Group 3												
Group 4												
Group 5												
Group 6												
TOTAL												

Section 32 Loans

	Total Balance Amount	%[2]	WA Loan Balance	WAC	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Section 32 Loans	0	#DIV/0!								
Total	0	#DIV/0!								

Top 5 MSA

MSA		% [2]

Top 5 Originators

Originator	%
CSFB U/W Guidelines	36.16
Indy Mac Bank, FSB	28.33
Fremont Investment & Loan	11.08
Own-It Mortgage Solutions	4.00
Finance America, LLC	3.62

Servicer

Servicer	%
Wilshire	71.7%
IndyMac	28.3%

STRESS ANALYSIS

Rating Agency Base Case Loss Expectations

	Standard & Poors: Analyst Name :			Moody's: Analyst Name :		
	Foreclosure Frequency	Loss Severity	Cum Losses	Foreclosure Frequency	Loss Severity	Cum Losses
AA						
A						
A-						
BBB+						
BBB						
BBB-						
B						

Assuming LIBOR Ramp: 1 month LIBOR+300 over 36 months; 100% Loss Severity; 12 month lag for liquidation losses, Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

Default Ramp - 0 to 4.5 CDR over 36 months; and other assumptions remaining same as breakeven CDR, solve for a multiple of default ramp at first dollar principal loss for the following prepayment speeds:

	Multiple of Default Ramp			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

DERIVED INFORMATION [03/17/2005]

HEMT Series 2005-2
[$480,000,200]

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank, National Association
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. The Information contained herein is preliminary and subject to change.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment or contain all material information about the certificates. As such, the Information may not reflect the impact of all structural characteristics of the certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. There shall not be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are recommended to review the final prospectus and prospectus supplement relating to the certificates ("Offering Documents") discussed in this communication for definitive Information on any matter discussed in this communication. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373 or from the Securities and Exchange Commission's website.

The analyses, calculations and valuations herein are based on certain assumptions and data provided by third parties that may vary from the actual characteristics of the pool. Neither Credit Suisse First Boston LLC nor the Depositor

HEMT 2005-2

Season	Balance	%	Avg Loan Balance	WA FICO	WA CBLTV	WA DTI
[0 - 3]	237,617,062.21	50.77	53,577.69	693	95.57	38.41
(3 - 6]	158,773,594.25	33.92	49,866.08	664	97.16	40.56
(6 - 9]	27,808,727.07	5.94	45,513.46	629	95.51	40.46
(9 - 12]	11,002,286.74	2.35	50,010.39	631	94.62	39.54
(12 - 24]	13,678,554.82	2.92	49,559.98	643	85.04	39.87
(24 - 36]	232,465.01	0.05	21,133.18	659	91.85	39.55
> 36	18,921,645.62	4.04	29,290.47	628	91.54	38.76
Total:	**468,034,335.72**	**100**	**49,881.10**	**673**	**95.61**	**39.39**